UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 29, 2021
Commission File Number 001-15244
Credit Suisse Group AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
Credit Suisse AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the media release and the slides for the presentation to investors in connection with the 2Q21 results.

Media Release Zurich, July 29, 2021

Ad hoc announcement pursuant to article 53 LR
Credit Suisse posts CET1 ratio of 13.7% and pre-tax income of CHF 813 mn in 2Q21

“Credit Suisse delivered resilient underlying second quarter results and strong capital ratios as we are benefitting from having taken decisive actions to address the challenges raised by the Archegos and Supply Chain Finance Funds matters. We take these two events very seriously and we are determined to learn all the right lessons. We have significantly reduced our RWA and leverage exposure and improved the risk profile of our Prime Services business in the Investment Bank, as well as strengthened the overall risk capabilities across the bank. Our underlying business performance remains solid with a record level of assets under management in our Wealth Management and Asset Management businesses, supporting strong growth in recurring commissions and fees. Together with our more conservative approach to risk and a less favorable trading environment compared to the second quarter of 2020, we delivered a resilient underlying performance in the Investment Bank. We continue to invest in people and technology across Wealth Management, notably in APAC, as well as Asset Management and the Investment Bank. Over the coming months, we will continue to develop our long-term vision for the bank that will serve as our compass for the years ahead. Our objectives are clear: whilst we aim to further strengthen our risk culture, we remain committed to serving all our private, corporate and institutional clients with best-in-class service and advice and to creating value for our shareholders.”
Thomas Gottstein, Chief Executive Officer of Credit Suisse Group AG

Credit Suisse Group Reported Results (CHF mn, unless otherwise specified)	2Q21	1Q21	2Q20	∆2Q20	1H21	1H20	∆1H20
Net revenues	5,103	7,574	6,194	(18)%	12,677	11,970	6%
o/w Wealth Management-related	3,609	3,882	3,548	2%	7,491	7,314	2%
o/w Investment Bank in USD mn	1,761	3,888	2,981	(41)%	5,649	5,136	10%
Provision for credit losses	(25)	4,394	296	-	4,369	864	-
Total operating expenses	4,315	3,937	4,347	(1)%	8,252	8,354	(1)%
Pre-tax income / (loss)	813	(757)	1,551	(48)%	56	2,752	(98)%
Net income / (loss) attributable to shareholders	253	(252)	1,162	(78)%	1	2,476	(100)%
Return on tangible equity attributable to shareholders	2.6%	(2.6)%	11.0%	-	0.0%	12.0%	-
CET1 ratio	13.7%	12.2%	12.5%	-	13.7%	12.5%	-
Tier 1 leverage ratio[1]	6.0%	5.5%	6.2%	-	6.0%	6.2%	-
Adjusted excluding significant items and Archegos* (CHF mn)	2Q21	1Q21	2Q20	∆2Q20	1H21	1H20	∆1H20
Net revenues	5,226	7,430	6,060	(14)%	12,656	11,568	9%
Pre-tax income	1,313	3,596	1,481	(11)%	4,909	2,427	102%

Highlights for the second quarter 2021

Resilient financial performance despite more conservative risk appetite and weaker environment for transactions vs 2Q20
-
Reported net income attributable to shareholders of CHF 253 mn and reported pre-tax income of CHF 813 mn. Adjusted pre-tax income, excluding significant items and Archegos*, of CHF 1.3 bn, 11% lower than 2Q20

-	Adjusted net revenues, excluding significant items and Archegos*, down 14% year on year as higher AM revenues and stable SUB revenues, were offset by lower APAC, IWM and IB revenues
-	Adjusted operating expenses, excluding significant items and Archegos*, down 6% year on year, mainly driven by lower variable compensation
-
Comprehensive focus on enhanced risk approach implemented in 2Q21 following the Archegos and supply chain finance funds (SCFF) matters and substantial reduction in RWA and leverage exposure in the Investment Bank by USD 20 bn and USD 41 bn, respectively, compared to end of 1Q21 levels

-
Additional pre-tax losses of USD 653 mn (CHF 594 mn) relating to Archegos; publication of an independent external investigation report commissioned by the Board of Directors (see separate media release)

-
Focus on returning cash to investors in the SCFF with investors receiving a total of approximately USD 5.9 bn following the upcoming fourth payment of liquidation proceeds planned for the first half of August 2021

Media Release Zurich, July 29, 2021

Strong capital position and higher Assets under Management (AuM)
-
Strong capital base, with CET1 ratio at 13.7%, benefitting from Mandatory Convertible Notes (MCN) issuance, the impact from the Allfunds Group IPO combined with the reduction in our investment to less than 10%, a proactive reduction in RWA in the IB and the removal of the temporary RWA add-on related to Archegos; Tier 1 leverage ratio has risen to 6.0%; CET1 leverage ratio stands at 4.2%

-	Joint Board of Directors and Executive Board long-term vision and mid-term plan expected to be finalized by the end of the year
-
Record Group Assets under Management (AuM) of over CHF 1.6 trn at the end of 2Q21; net asset outflows of CHF 4.7 bn with net new assets in SUB and AM more than offset by net asset outflows in APAC, mainly driven by proactive de-risking, and a small net asset outflow in IWM

-	Record Wealth Management AuM at CHF 853 bn, supporting recurring commissions and fees’ growth of 19% year on year; client business volumes at higher levels

Highlights for the first half 2021
-

Despite the challenging first half, a total Archegos-related loss of CHF 5.0 bn and our more conservative approach to risk, we concluded the period with a positive pre-tax income of CHF 56 mn; this demonstrates the underlying resilience of our franchise

-

Adjusted pre-tax income, excluding significant items and Archegos*, doubled year on year to CHF 4.9 bn, driven by growth in adjusted pre-tax income, excluding significant items and Archegos*, across all divisions; a net release of CHF 227 mn in CECL-related provision for credit losses; as well as lower adjusted operating expenses, excluding significant items and Archegos*, down 5%

-	Adjusted net revenues, excluding significant items and Archegos*, up 9% year on year, at CHF 12.7 bn, driven by underlying[2] growth in APAC, IB and AM
-	NNA of CHF 23.7 bn compared to CHF 15.6 bn in 1H20 across the Group; NNA of CHF 7.1 bn across Wealth Management businesses in 1H21, compared to CHF 7.2 bn in 1H20

Outlook

Overall, we continue to expect more normal levels of market volumes in the coming quarters of 2021 compared to the elevated levels seen in 2020. Furthermore, for the course of the ongoing review of the Group’s business strategy, we expect to continue to adopt a more conservative approach to risk.

In Wealth Management, we expect recurring commissions and fees to continue to benefit from higher levels of AuM as well as increased levels of mandate penetration, together with broadly stable net interest income. For the Investment Bank, we would expect the third quarter to reflect the usual seasonal slowdown in market activity, as well as some further impact from the resizing of our Prime Services business. We have a strong M&A advisory pipeline up both sequentially and notably on a year on year basis and our pipelines across ECM and leveraged finance are also robust.

The ongoing recovery in the global economy could allow us to continue to release part of our allowance for credit losses, which was built in the early months of the COVID-19 crisis last year, under the CECL accounting methodology. As we noted at the end of the first quarter, we would, though, expect the effective tax rate to remain significantly elevated for the remainder of the year. Following significant strengthening of our capital ratios in 2Q21, we continue to intend to operate with a CET1 ratio of at least 13% and a CET1 leverage ratio of at least 4%.

ARCHEGOS AND SUPPLY CHAIN FINANCE FUNDS UPDATE

The Board of Directors commissioned two externally led investigations into the Archegos and supply chain finance funds matters, both of which were supervised by a special committee. The investigation into the supply chain finance funds matter is still ongoing and is expected to be completed in 3Q21. Today we announced the outcome of the independent investigation into the Archegos matter and published the full externally-led report commissioned by the Board of Directors’ special committee. A summary of the findings can be found in the separate media release published at 06.45 CEST on July 29, 2021.

Select key findings from the independent investigation into Archegos include failure to:
-	Effectively manage risk in our Prime Services business by both first and second lines of defense
-	Escalate risks and to control limit excesses across first and second lines of defense
-	Discharge supervisory responsibilities across first and second lines of defense

Media Release Zurich, July 29, 2021

-	Prioritize risk mitigation and enhancement measures (including dynamic margining)

However, the investigation also found that, this was not a situation where the business and risk personnel engaged in fraudulent or illegal conduct or acted with ill intent. Nor was it one where the architecture of risk controls and processes was lacking, or the existing risk systems failed to operate sufficiently to identify critical risks and related concerns.

Of the selected key recommendations presented by the independent authors of the report, we have completed or are in progress of completing the following:
-	Change leadership in the Investment Bank, including Prime Services, and Risk
-	Invest in additional resources to improve risk management
-	Clearly define roles, responsibilities and accountability
-	Strengthen existing processes to protect Credit Suisse from risk
-	Re-examine counterparty risk appetite and controls
-	Improve quality of risk information and access
-	Conduct a read-across and further improve risk culture

All of the remaining long and short positions in Archegos were exited in early June and Credit Suisse took appropriate HR-related actions, including terminations and monetary penalties. The financial impact of Archegos on Credit Suisse’s pre-tax income was CHF 594 mn (USD 653 mn) in 2Q21 and CHF 5.0 bn in 1H21. Moreover, Credit Suisse reserves its right to pursue claims against various third parties.

On the SCFF matter, returning cash to investors and maximizing recoveries remain CSAM’s top priority. Taking into account the upcoming fourth distribution, planned for the first half of August, of approximately USD 0.4 bn, the total cash distribution to investors will stand at approximately USD 5.9 bn. Together with the cash distributed to date and cash remaining in the funds, the cash position is equivalent to approximately USD 6.6 bn, or 66%, of the funds’ net asset value at the time of their suspension. With regard to the three ‘focus’ areas3, where we expect recovery to be more complex and take more time, we are in advanced negotiations with certain debtors on restructuring to maximize recovery, and we have set up dedicated teams of more than 60 internal and external experts as part of our efforts to maximize and expedite asset recovery. In respect of our non-focus areas, we expect overall recovery of more than 90%4. Finally, on insurance, we continue to work on filing insurance claims with the aid of Greensill Bank.

2Q21 Results – Review of Performance

We posted a pre-tax income of CHF 813 mn in 2Q21 and a net income attributable to shareholders of CHF 253 mn, impacted by a significantly elevated effective tax rate. We expect the tax rate to remain at a significantly elevated level for the remainder of the year due to only a partial tax recognition of the Archegos loss. We also recorded a release in provision for credit losses of CHF 25 mn, including CHF 168 mn of CECL-related releases primarily reflecting the continued improved macroeconomic outlook. Our reported results include pre-tax losses of USD 653 mn (CHF 594 mn) relating to Archegos as well as a pre-tax gain related to our equity investment in Allfunds Group of CHF 298 mn. The underlying business results5 were solid, given a strong comparable in 2Q20 and our more conservative approach to risk. Our adjusted net revenues, excluding significant items and Archegos*, of CHF 5.2 bn, were down 14% year on year, and our adjusted pre-tax income, excluding significant items and Archegos*, of CHF 1.3 bn, was down 11%.

Our Wealth Management-related businesses reported net revenues of CHF 3.6 bn, up 2% year on year. On an adjusted basis, excluding significant items*, revenues were down 5%. We saw strong momentum in recurring commissions and fees, up 15%, benefitting from AuM and Client Business Volume growth and an increased mandate penetration at 30%, up from 28% in 2Q20, offset by lower transaction and performance-based revenues, down 16%, due to lower client activity compared to 2Q20 and lower revenues in Global Trading Solutions (GTS). We also recorded lower net interest income, down 5% year on year, impacted by flat-to-negative net new loans in the quarter and the MCN issuance costs and lower USD interest rates. Asset Management had a particularly strong net revenue performance, up 12% year on year, driven mainly by higher management fees.

Our Investment Bank delivered a resilient underlying performance6 notwithstanding a weaker trading environment, compared to an exceptional 2Q20, a slowdown in client activity and the deliberate actions taken with regard to reductions to RWA and leverage exposure, reflecting our more conservative approach to risk and capital management. Net revenues of USD 1.8 bn were down 41% year on year. IB results included pre-tax losses of USD 653 mn (CHF 594 mn) relating to Archegos. Adjusted net revenues, excluding Archegos*, were down 23%, though the effect on our adjusted pre-tax income, excluding Archegos*, was partially offset by releases of provision for credit losses. Fixed Income Sales & Trading revenues were down 33% year on year; Equity Sales & Trading revenues, excluding Archegos*, were down 17%7; Capital Markets revenues were down 6%, or increased 23% excluding the Leveraged Finance mark-to-market gains in 2Q208; and Advisory revenues were down 34%. Revenues in GTS, our collaboration between the IB and our wealth management businesses, declined, in part due to our more conservative risk appetite in the IB as well as an exceptional

Media Release Zurich, July 29, 2021

comparable in 2Q20. In terms of outlook, we have a strong M&A advisory pipeline up both sequentially and notably on a year on year basis and our pipelines across ECM and leveraged finance are also robust.

Operating expenses for the Group of CHF 4.3 bn decreased by 1% year on year, reflecting lower variable compensation accruals due to the impact of the Archegos loss; adjusted operating expenses, excluding significant items and Archegos*, decreased by 6%.

We continued to deliver on key business investments in wealth management, including building out our mainland China franchise and expanding our Private Banking coverage teams, most notably in APAC. We continue to invest in technology and people in the Investment Bank, and have also further built out the IWM mid-market advisory capabilities and continue to invest in deepening our wealth management footprint in fast growing markets like Brazil, India, Russia and the Middle East. Furthermore, we have ongoing investments in CSX, our SUB digital platform for retail and affluent clients as well as in our ultra-high-net-worth (UHNW) and high-net-worth (HNW) franchises. This is in addition to investing in enhanced IT platforms, building out our cloud technology and strengthening our cyber security as well as driving digitalization and automation.

The Group reported a higher level of AuM totaling CHF 1.63 trn at the end of 2Q21, up 2% quarter on quarter, with mandate penetration at 30%, up from 28% in 2Q20, supporting our recurring commissions and fees. We saw net asset outflows of CHF 4.7 bn in 2Q21, compared to NNA of CHF 9.8 bn in 2Q20 and CHF 28.4 bn in 1Q21. We have seen outflows in a number of individual cases across our wealth management businesses; additionally, some of the outflows can be attributed to our de-risking efforts, especially in APAC.

We delivered a substantial improvement in our capital ratios with a CET1 ratio of 13.7% at the end of 2Q21, compared to 12.2% at the end of 1Q21, and a CET1 leverage ratio of 4.2% at the end of 2Q21, compared to 3.8% at the end of 1Q21. Our CET1 and CET1 leverage ratios benefitted from the MCN issuance, the impact from the Allfunds Group IPO combined with the reduction in our investment to less than 10%, the removal of the temporary RWA add-on related to Archegos and the proactive reduction of RWA and leverage exposure in the Investment Bank; with IB RWA reduction of USD 20 bn and IB leverage exposure reduction of USD 41 bn in 2Q21.

1H21 Results – Review of Performance

Despite the significant losses related to the Archegos matter of CHF 5.0 bn, our resilient underlying performance in both quarters allowed us to achieve a small net income attributable to shareholders of CHF 1 mn for 1H21. This illustrates the underlying resilience of our franchise even when taking into consideration our significant de-risking approach, particularly in the Investment Bank. Our provision for credit losses for 1H21 was CHF 4.4 bn, which included losses related to Archegos and a net release in CECL-related provision for credit losses of CHF 227 mn, mainly due to CECL-related adjustments reflecting the continued improved macroeconomic outlook.

Our 1H21 adjusted net revenues, excluding significant items and Archegos*, were up 9% year on year, at CHF 12.7 bn, driven by revenue growth in APAC, IB and AM, with stable revenues in SUB and lower revenues in IWM.

In 1H21, our adjusted pre-tax income, excluding significant items and Archegos*, doubled year on year, to CHF 4.9 bn, driven by growth in adjusted pre-tax income, excluding significant items and Archegos*, across all divisions, and also reflecting the net release in CECL-related provision for credit losses and lower adjusted operating expenses, excluding significant items and Archegos*, down 5%, mainly reflecting lower variable compensation accruals.

Our Wealth Management-related businesses reported net revenues of CHF 7.5 bn, up 2% year on year. On an adjusted basis, excluding significant items*, revenues were up 1%, driven by higher recurring commissions and fees, up 9% year on year, and higher transaction and performance-based revenues, up 2%, partly offset by lower net interest income, down 7%.

Our Investment Bank reported net revenues of USD 5.6 bn, up 10% year on year. Our adjusted net revenues, excluding Archegos*, were up 21%. Fixed Income Sales & Trading revenues were down 4% year on year; Equity Sales & Trading revenues, excluding Archegos*, were up 5%9; Capital Markets revenues were up 109%, or 93% excluding Leveraged Finance mark-to-market gains in 1H21 and Leveraged Finance mark-to-market losses in 1H2010; and Advisory revenues were up 2%.

NNA for 1H21 were CHF 23.7 bn, up compared to CHF 15.6 bn in 1H20 with contributions from SUB of CHF 6.7 bn, IWM of CHF 6.9 bn, and AM of CHF 11.6 bn, slightly offset by net asset outflows in APAC of CHF 1.1 bn.

Media Release Zurich, July 29, 2021

Detailed Divisional Summaries

Swiss Universal Bank (SUB)
Reported results (in CHF mn)	2Q21	1Q21	2Q20	∆2Q20	1H21	1H20	∆1H20
Net revenues	1,477	1,449	1,474	-	2,926	2,928	-
Provision for credit losses	(21)	26	28	-	5	152	(97)%
Operating expenses	773	758	790	(2)%	1,531	1,589	(4)%
Pre-tax income	725	665	656	11%	1,390	1,187	17%
Cost/income ratio (%)	52%	52%	54%	-	52%	54%	-
Net New Assets (bn)	0.6	6.1	0.0	-	6.7	0.6	-
o/w Private Clients (bn)	(0.9)	2.2	(1.6)	-	1.3	(5.8)	-
Adjusted results, excluding significant items* (in CHF mn)	2Q21	1Q21	2Q20	∆2Q20	1H21	1H20	∆1H20
Net revenues	1,329	1,406	1,340	(1)%	2,735	2,769	(1)%
Operating expenses	758	749	790	(4)%	1,507	1,588	(5)%
Pre-tax income	592	631	522	13%	1,223	1,029	19%
Cost/income ratio (%)	57%	53%	59%	-	55%	57%	-

2Q21
-
Adjusted pre-tax income, excluding significant items*, was CHF 592 mn, up 13% year on year. This was driven by a release in provision for credit losses, mainly due to CECL-related adjustments, as well as lower adjusted operating expenses, excluding significant items*, down 4%, partially offset by lower adjusted net revenues, excluding significant items*, down 1%. Despite our ongoing cost discipline, reflected by our adjusted cost/income ratio, excluding significant items*, of 57%, we continue to invest in digitalization and products

-
Net revenues of CHF 1.5 bn were stable and included a gain of CHF 95 mn related to our equity investment in Allfunds Group and an insurance claim refund of CHF 49 mn relating to a major litigation case. Additionally, 2Q20 included a gain of CHF 134 mn related to a revaluation of our equity investment in Pfandbriefbank. Adjusted net revenues, excluding significant items,* decreased slightly to CHF 1.3 bn with recurring commissions and fees up 13% year on year, offset by lower transaction-based revenues, down 13%, and lower net interest income, down 2%

-
NNA of CHF 0.6 bn with contributions from Corporate & Institutional Clients of CHF 1.5 bn, from our external asset managers and pension business, partly offset by net asset outflows of CHF 0.9 bn in Private Clients driven by a small number of individual cases in the UHNW and HNW client segments

-	SUB Private Clients recorded higher client business volumes of CHF 401 bn, up 9% year on year

1H21
-
Strong adjusted pre-tax income, excluding significant items*, at CHF 1.2 bn, up 19% year on year, driven by lower provision for credit losses due to CECL-related adjustments and lower adjusted operating expenses, excluding significant items*, down 5%

-
Stable reported net revenue performance compared to 1H20; adjusted net revenues, excluding significant items*, of CHF 2.7 bn, down 1%, driven by lower transaction-based revenues and lower net interest income nearly offset by higher recurring commissions and fees

-	NNA of CHF 6.7 bn reflecting an annualized growth rate of 2%

International Wealth Management (IWM)
Reported results (in CHF mn)	2Q21	1Q21	2Q20	∆2Q20	1H21	1H20	∆1H20
Net revenues	930	987	905	3%	1,917	1,937	(1)%
Provision for credit losses	(25)	0	32	-	(25)	71	-
Operating expenses	615	579	617	-	1,194	1,265	(6)%
Pre-tax income	340	408	256	33%	748	601	24%
Cost/income ratio (%)	66%	59%	68%	-	62%	65%	-
Net New Assets (bn)	(0.3)	7.2	1.8	-	6.9	5.5	-
Adjusted results, excluding significant items* (in CHF mn)	2Q21	1Q21	2Q20	∆2Q20	1H21	1H20	∆1H20

Media Release Zurich, July 29, 2021

Net revenues	803	929	905	(11)%	1,732	1,922	(10)%
Operating expenses	603	585	649	(7)%	1,188	1,298	(8)%
Pre-tax income	225	344	224	-	569	553	3%
Cost/income ratio (%)	75%	63%	72%	-	69%	68%	-

2Q21
-	Adjusted pre-tax income, excluding significant items*, of CHF 225 mn, stable year on year, driven by lower adjusted net revenues, excluding significant items*, which were mostly offset by lower costs, with adjusted operating expenses, excluding significant items*, down 7%, and a net release of provision for credit losses of CHF 25 mn
-	Higher reported net revenues, of CHF 930 mn, up 3% year on year, included a CHF 127 mn gain on our equity investment in Allfunds Group. Adjusted net revenues, excluding significant items*, of CHF 803 mn, were down 11%, due to lower transaction and performance-based revenues, down 33%, with lower client activity and lower GTS revenues compared to a strong 2Q20 and due to a more conservative risk appetite. Net interest income was also down 14% year on year, resulting in part from continued low USD interest rates, partially offset by higher loan volumes. Increased recurring commissions and fees, up 16% year on year, with higher client business volumes
-	Net asset outflows of CHF 0.3 bn as inflows in Western Europe were offset by outflows in Emerging Markets
-	Recorded higher client business volumes of CHF 571 bn, up 20% year on year reflecting higher AuM

1H21
-	Solid adjusted pre-tax income, excluding significant items*, of CHF 569 mn, up 3% year on year, driven largely by continued cost discipline with adjusted operating expenses, excluding significant items*, down 8% and a net release of provision for credit losses of CHF 25 mn
-	Stable reported net revenue performance compared to 1H20; adjusted net revenues, excluding significant items*, of CHF 1.7 bn, down 10% year on year, driven by lower net interest income, in part due to lower USD rates, and lower transaction and performance-based revenues in less volatile markets, partly offset by higher recurring commissions and fees with higher client business volumes
-	NNA of CHF 6.9 bn, reflecting an annualized growth rate of 4%

Asia Pacific (APAC)
Reported results (in USD mn)	2Q21	1Q21	2Q20	∆2Q20	1H21	1H20	∆1H20
Net revenues	874	1,166	841	4%	2,040	1,707	20%
Provision for credit losses	6	30	90	(93)%	36	192	(81)%
Operating expenses	595	559	547	9%	1,154	1,084	6%
Pre-tax income	273	577	204	34%	850	431	97%
Cost/income ratio (%)	68%	48%	65%	-	57%	64%	-
Net New Assets (bn)	(6.7)	5.4	4.7	-	(1.3)	7.9	-
Adjusted results, excluding significant items* (in USD mn)	2Q21	1Q21	2Q20	∆2Q20	1H21	1H20	∆1H20
Net revenues	770	1,119	841	(8)%	1,889	1,681	12%
Operating expenses	586	558	547	7%	1,144	1,084	6%
Pre-tax income	178	531	204	(13)%	709	405	75%
Cost/income ratio (%)	76%	50%	65%	-	61%	64%	-

2Q21
-	Adjusted pre-tax income, excluding significant items*, of USD 178 mn, down 13% year on year, resulting from lower adjusted net revenues, excluding significant items*, as well as higher adjusted operating expenses, excluding significant items*. Adjusted operating expenses, excluding significant items*, were up in part due to our continued investment and growth in the region, including in China and continued relationship manager hiring
-	Reported net revenues of USD 874 mn, up 4% year on year, this includes a gain on the equity investment in Allfunds Group of USD 104 mn. Excluding significant items*, adjusted net revenues were down 8% at USD 770 mn, due to lower transaction-based revenues, down 22%, driven by lower revenues from GTS, and lower fees from IBCM-related activities. This was partly offset by substantially increased recurring commissions and fees, up 39%, mainly reflecting higher mandate and fund volumes. Net interest income was up 2% year on year with lower deposit margins partially offset by growth in deposit volumes and an increase in net loans

Media Release Zurich, July 29, 2021

-	Net asset outflows of USD 6.7 bn mainly from Southeast Asia, Japan and China, including USD 4.2 bn relating to de-risking measures in 2Q21
-	Client business volumes of USD 414 bn, up 24% year on year

1H21
-	Significantly higher adjusted pre-tax income, excluding significant items* of USD 709 mn, up 75% year on year, driven by higher adjusted net revenues, excluding significant items*, and lower provision for credit losses
-	Strong net revenue performance compared to 1H20; excluding significant items*; adjusted net revenues of USD 1.9 bn, up 12% year on year, driven by higher transaction based revenues, up 22%, mainly due to significantly lower mark-to market losses and higher brokerage and product issuing fees as well as higher recurring commissions and fees, up 24%. These were partly offset by lower net interest income, down 6%, driven by lower deposit and loan margins
-	Net asset outflows of USD 1.3 bn due, in part, to de-risking measures implemented in 2Q21

Asset Management (AM)
Reported results (in CHF m)	2Q21	1Q21	2Q20	∆2Q20	1H21	1H20	∆1H20
Net revenues	404	386	361	12%	790	806	(2)%
Provision for credit losses	1	0	2	-	1	2	-
Operating expenses	299	271	275	9%	570	556	3%
Pre-tax income	104	115	84	24%	219	248	(12)%
Cost/income ratio (%)	74%	70%	76%	-	72%	69%	-
Net New Assets (bn)	1.3	10.3	4.1	-	11.6	4.2	-
Adjusted results, excluding significant items* (in CHF m)	2Q21	1Q21	2Q20	∆2Q20	1H21	1H20	∆1H20
Net revenues	404	386	361	12%	790	603	31%
Operating expenses	297	269	275	8%	566	556	2%
Pre-tax income / (loss)	106	117	84	26%	223	45	-
Cost/income ratio (%)	74%	70%	76%	-	72%	92%	-

2Q21
-	Adjusted pre-tax income, excluding significant items*, of CHF 106 mn, up 26% year on year, driven by higher net revenues, partially offset by higher adjusted operating expenses, excluding significant items*, including expenses related to the departure of an alternative investment fund team, the SCFF matter and the sale of a private equity investment in a fund as well as commission expenses, partially offset by lower discretionary compensation expenses
-	Strong net revenues reported by AM of CHF 404 mn, up 12% year on year, driven by management fees, up 14%, on stronger asset base, as well as performance and placement revenues, up 38%, mainly due to an increase in performance fees and carried interest and higher placement fees, partly offset by lower investment and partnership income, down 15%
-	Positive NNA of CHF 1.3 bn, driven by inflows from traditional and alternative Investments, partially offset by outflows in investments & partnerships bringing AuM to CHF 471 bn

1H21
-	Significantly higher adjusted pre-tax income, excluding significant items* of CHF 223 mn compared to CHF 45 mn in 1H20, driven by higher adjusted net revenues, excluding significant items*, partially offset by higher adjusted operating expenses, excluding significant items*
-
Reported net revenues of CHF 790 mn, down 2% year on year, mainly due to the 1H20 gain related to the transfer of the InvestLab fund platform of CHF 203 million; strong adjusted net revenue, excluding significant items*, up 31% year on year, driven by higher management fees, up 9%, on stronger asset base along with a significant increase in performance and placement revenues due to positive investment-related gains compared to losses in 1H20, higher performance fees and carried interest and higher placement fees

-	NNA of CHF 11.6 bn at annualized growth rate of 5%

Media Release Zurich, July 29, 2021

Investment Bank (IB)
Reported results (in USD mn)	2Q21	1Q21	2Q20	∆2Q20	1H21	1H20	∆1H20
Net revenues	1,761	3,888	2,981	(41)%	5,649	5,136	10%
Provision for credit losses	16	4,618	148	-	4,634	463	-
Operating expenses	1,831	1,830	1,882	(3)%	3,661	3,636	1%
Pre-tax income/loss	(86)	(2,560)	951	-	(2,646)	1,037	-
Cost/income ratio (%)	104%	47%	63%	-	65%	71%	-
Return on Regulatory Capital (%)	(2)%	(69)%	26%	-	(37)%	14%	-
Adjusted results, excluding Archegos* (in USD mn)	2Q21	1Q21	2Q20	∆2Q20	1H21	1H20	∆1H20
Net revenues	2,303	3,888	2,981	(23)%	6,191	5,136	21%
Operating expenses	1,763	1,778	1,854	(5)%	3,541	3,612	(2)%
Pre-tax income	601	2,199	979	(39)%	2,800	1,061	164%
Cost/income ratio (%)	77%	46%	62%	-	57%	70%	-
Return on Regulatory Capital (%)	17%	59%	27%	-	40%	15%	-

2Q21
-	Adjusted pre-tax income, excluding Archegos*, of USD 601 mn, down 39% year on year, with an adjusted return on regulatory capital, excluding Archegos*, of 17% driven by the strength of the underlying franchise, improved provision for credit losses as well as reduced variable compensation accruals
-	Reported net revenues of USD 1.8 bn, down 41% year on year; adjusted net revenues, excluding Archegos*, of USD 2.3 bn, declined 23% compared to a strong 2Q20, which benefitted from high levels of volatility and client activity, and reflecting the costs of disciplined risk reductions
-	Revenues in our Fixed Income Sales & Trading business were down 33%, albeit resilient when compared to a strong performance in 2Q20, benefitting from outperformance in securitized products revenues, but offset by significantly lower Emerging Markets, Global Credit Products and Macro results. Equity Sales & Trading revenues, excluding Archegos*, declined by 17% year on year in light of significant de-risking in Prime Services; on an adjusted basis, excluding Archegos*, revenues were down 17%. Our Capital Markets revenues were down 6%, or increased 23% excluding leveraged finance mark-to-market gains in 2Q20[11], as higher ECM and leverage finance revenues were offset by lower DCM issuance; finally Advisory revenues decreased by 34% due to timing of deal closings
-	The bank incurred pre-tax losses of USD 653 mn in 2Q21 related to Archegos. As a result of the Archegos matter, we substantially reduced RWA and reduced leverage exposure to USD 78 bn and USD 329 bn, respectively, in line with our previous guidance, driven by the resizing of our Prime Services business

1H21
-	Significantly higher adjusted pre-tax income, excluding Archegos*, of USD 2.8 bn year on year, resulted in an adjusted return on regulatory capital, excluding Archegos*, of 40%. The reported pre-tax loss of USD 2.6 bn included losses from Archegos of approximately USD 5.4 bn
-	Adjusted net revenues, excluding Archegos*, of USD 6.2 bn, up 21% year on year, resulting in a strong 1H performance with a notable performance in capital markets and securitized products, while adjusted operating expenses, excluding Archegos*, were down 2%

ONGOING COMMITMENT TO SUSTAINABILITY AND PROGRESS UPDATE ON SRI
Credit Suisse continued to work on its ambition to become a leading provider of sustainable solutions in financial services in 2Q21:
-	As of the end of 2Q21, Credit Suisse’s assets managed according to sustainability criteria (Sustainable AuM) were CHF 133 bn, up from CHF 118 bn at the end of 1Q21
-	Organized inaugural Credit Suisse Sustainability Week with ~ 5,000 participants and 70 industry experts and speakers
-	Joined the Net Zero Banking Alliance (NZBA) and participated in the Principles for Responsible Banking Biodiversity working group which developed the biodiversity target-setting guidance which was launched in June 2021

Media Release Zurich, July 29, 2021

CONTACT DETAILS

Kinner Lakhani, Investor Relations, Credit Suisse Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
Dominik von Arx, Corporate Communications, Credit Suisse Tel: +41 844 33 88 44 Email: media.relations@credit-suisse.com

The Financial Report and Presentation Slides for 2Q21 are available to download from 06:45 CEST today at: https://www.credit-suisse.com/results

PRESENTATION OF 2Q21 RESULTS – THURSDAY, JULY 29, 2021

Event	Analyst Call	Media Call
Time	08:15 Zurich 07:15 London 02:15 New York	10:30 Zurich 09:30 London 04:30 New York
Language	English	English
Access
Switzerland: +41 44 580 48 67
Europe: +44 203 057 6528
US: +1 866 276 8933

Reference: Credit Suisse Analysts and Investors Call

Conference ID: 1434865

Please dial in 10 minutes before the start of the call

Webcast link here.

Switzerland: +41 44 580 48 67
Europe: +44 203 057 6528
US: +1 866 276 8933

Reference: Credit Suisse Media Call

Conference ID: 7094618

Please dial in 10 minutes before the start of the call

Webcast link here.

Q&A Session	Following the presentation, you will have the opportunity to ask the speakers questions	Following the presentation, you will have the opportunity to ask the speakers questions
Playback	Replay available approximately two hours after the event Switzerland: +41 44 580 40 26 Europe: +44 333 300 9785 US: +1 917 677 7532 Conference ID: 1434865	Replay available approximately two hours after the event Switzerland: +41 44 580 40 26 Europe: +44 333 300 9785 US: +1 917 677 7532 Conference ID: 7094618

Media Release Zurich, July 29, 2021

* Refers to adjusted results, adjusted results excluding significant items, and adjusted results excluding significant items and Archegos, as applicable. Results excluding certain items included in our reported results are non-GAAP financial measures. For a reconciliation to the most directly comparable US GAAP measures, see the Appendix of this Media Release.

Footnotes
1 2Q20 and 1H20 Tier 1 leverage ratio without temporary exclusion of CHF 103,614 mn for cash held at central banks as permitted by FINMA in 2020
2 References to underlying results or performance mean adjusted pre-tax income, excluding significant items and Archegos*
3 “GFG Alliance”, Bluestone, Katerra: ~ USD 2.3 bn exposure
4 More than 90% recovery is relative to the ~USD 2.8 bn book value of non-focus areas exposure as of March 31, 2021
5 References to underlying results or performance mean adjusted pre-tax income, excluding significant items and Archegos*
6 References to underlying results or performance mean adjusted pre-tax income, excluding Archegos*
7 Excludes Archegos loss of USD 542 mn from Equity Sales & Trading revenues in 2Q21
8 Excludes mark-to-market gains of USD 216 mn in 2Q20
9 Excludes Archegos loss of USD 542 mn from Equity Sales & Trading revenues in 1H21
10 Excludes mark-to-market losses of USD 78 mn in Leveraged Finance in 1H20 and mark-to-market gains of USD 9 mn in Leveraged Finance in 1H21
11 Excludes mark-to-market gains of USD 216 mn in 2Q20

Abbreviations

AM – Asset Management; APAC – Asia Pacific; AuM – assets under management; BCBS – Basel Committee on Banking Supervision; BIS – Bank for International Settlements; bn – billion; CECL – US GAAP accounting standard for current expected credit losses; CET1 – common equity tier 1; CHF – Swiss francs; CSAM – Credit Suisse Asset Management (Schweiz) AG; DCM – Debt Capital Markets; ECM – Equity Capital Markets; FINMA – Swiss Financial Market Supervisory Authority FINMA; FX – Foreign Exchange; GAAP – Generally accepted accounting principles; GTS – Global Trading Solutions; HNW – high-net-worth; HR – Human Resources; IB – Investment Bank; IBCM – Investment Bank and Capital Markets; ITS – International Trading Solutions; IWM – International Wealth Management; mn – million; MCN – Mandatory Convertible Notes; M&A – Mergers & Acquisitions; NNA – net new assets; PB – Private Banking; PC – Private Clients; PTI – Pre-Tax Income; RM – Relationship Manager; RoRC – Return on Regulatory Capital; RoTE – Return on Tangible Equity; RWA – risk weighted assets; SEC – US Securities and Exchange Commission; SRI – Sustainability, Research & Investment Solutions; SUB – Swiss Universal Bank; SCFF – Supply Chain Finance Funds; trn – trillion; UHNW – ultra-high-net-worth; US – United States; USD – US dollar; WM – Wealth Management.

Mandatory Convertible Notes

These materials are not for release, publication or distribution (directly or indirectly) in or to Australia, Canada, Hong Kong, Japan or any other jurisdiction in which such distribution would be prohibited by applicable law.

These materials are not an offer of securities for sale in the United States or to U.S. persons (“U.S. persons”) as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). The mandatory convertible notes described in these materials and the shares of Credit Suisse Group AG issuable on their conversion have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an applicable exemption from registration under the U.S. Securities Act.

Important information

This document contains select information from the full 2Q21 Financial Report and 2Q21 Results Presentation slides that Credit Suisse believes is of particular interest to media professionals. The complete 2Q21 Financial Report and 2Q21 Results Presentation slides, which have been distributed simultaneously, contain more comprehensive information about our results and operations for the reporting quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete 2Q21 Financial Report and 2Q21 Results Presentation slides are not incorporated by reference into this document.

We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions,

Media Release Zurich, July 29, 2021

objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-19 pandemic, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals.

In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders’ equity. Tangible shareholders’ equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Management believes that return on tangible equity is meaningful as it is a measure used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-2Q21, tangible shareholders’ equity excluded goodwill of CHF 4,588 million and other intangible assets of CHF 245 million from total shareholders’ equity of CHF 43,580 million as presented in our balance sheet. For end-1Q21, tangible shareholders’ equity excluded goodwill of CHF 4,644 million and other intangible assets of CHF 239 million from total shareholders’ equity of CHF 44,590 million as presented in our balance sheet. For end-2Q20, tangible shareholders’ equity excluded goodwill of CHF 4,676 million and other intangible assets of CHF 273 million from total shareholders’ equity of CHF 46,535 million as presented in our balance sheet.

Prior to 3Q20, regulatory capital was calculated as the worst of 10% of RWA and 3.5% of leverage exposure, and return on regulatory capital (a non-GAAP financial measure) was calculated using income / (loss) after tax and assumed a tax rate of 30%. In 3Q20, we updated our calculation approach, following which regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure, and return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. For the Investment Bank division, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.

Client business volume includes assets under management, custody assets (including assets under custody and commercial assets) and net loans.

Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA).

Unless otherwise noted, all CET1 ratio, Tier-1 leverage ratio, risk-weighted assets and leverage exposure figures in this document are as of the end of the respective period and on a “look-through” basis.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.

Mandate penetration reflects advisory and discretionary mandates volumes as a percentage of assets under management, excluding those from the external asset manager business.

References to Wealth Management mean SUB PC, IWM and APAC or their combined results. References to Wealth Management-related mean SUB, IWM, APAC and AM or their combined results. References to Global Trading Solutions, prior to 3Q20, mean the combination of ITS and APAC Solutions.

Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the

Media Release Zurich, July 29, 2021

disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

Certain material in this document has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information. In various tables, use of “–” indicates not meaningful or not applicable.

The English language version of this document is the controlling version.

Appendix
Appendix
Key metrics
	in / end of			% change		in / end of		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Credit Suisse Group results (CHF million)
Net revenues	5,103	7,574	6,194	(33)	(18)	12,677	11,970	6
Provision for credit losses	(25)	4,394	296	–	–	4,369	864	406
Compensation and benefits	2,356	2,207	2,594	7	(9)	4,563	4,910	(7)
General and administrative expenses	1,589	1,376	1,440	15	10	2,965	2,786	6
Commission expenses	325	329	313	(1)	4	654	658	(1)
Restructuring expenses	45	25	–	80	–	70	–	–
Total other operating expenses	1,959	1,730	1,753	13	12	3,689	3,444	7
Total operating expenses	4,315	3,937	4,347	10	(1)	8,252	8,354	(1)
Income/(loss) before taxes	813	(757)	1,551	–	(48)	56	2,752	(98)
Net income/(loss) attributable to shareholders	253	(252)	1,162	–	(78)	1	2,476	(100)
Statement of operations metrics (%)
Return on regulatory capital	7.8	(7.6)	15.5	–	–	0.3	13.7	–
Balance sheet statistics (CHF million)
Total assets	796,799	851,395	828,480	(6)	(4)	796,799	828,480	(4)
Risk-weighted assets	283,611	302,869	299,293	(6)	(5)	283,611	299,293	(5)
Leverage exposure	916,888	967,798	836,755	(5)	10	916,888	836,755	10
Assets under management and net new assets (CHF billion)
Assets under management	1,632.0	1,596.0	1,443.4	2.3	13.1	1,632.0	1,443.4	13.1
Net new assets	(4.7)	28.4	9.8	–	–	23.7	15.6	51.9
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	13.7	12.2	12.5	–	–	13.7	12.5	–
CET1 leverage ratio	4.2	3.8	4.5	–	–	4.2	4.5	–
Tier 1 leverage ratio	6.0	5.5	6.2	–	–	6.0	6.2	–

Appendix
Results excluding certain items included in our reported results are non-GAAP financial measures. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results, our adjusted results excluding significant items and our adjusted results excluding significant items and the Archegos matter to the most directly comparable US GAAP measures. Restructuring charges are excluded in the presentation of these metrics.
Reconciliation of adjustment items
	Group
in	2Q21	1Q21	2Q20	6M21	6M20
Results (CHF million)
Net revenues	5,103	7,574	6,194	12,677	11,970
Real estate (gains)/losses	(4)	0	0	(4)	0
Major litigation recovery	(49)	0	0	(49)	0
Adjusted net revenues	5,050	7,574	6,194	12,624	11,970
Significant items
Gain related to InvestLab transfer	0	0	0	0	(268)
Gain on equity investment in Allfunds Group	(317)	(144)	0	(461)	0
Gain on equity investment in Pfandbriefbank	0	0	(134)	0	(134)
Adjusted net revenues excluding significant items	4,733	7,430	6,060	12,163	11,568
Archegos	493	0	0	493	0
Adjusted net revenues excluding significant items and Archegos	5,226	7,430	6,060	12,656	11,568
Provision for credit losses	(25)	4,394	296	4,369	864
Archegos	(70)	(4,430)	0	(4,500)	0
Provision for credit losses excluding Archegos	(95)	(36)	296	(131)	864
Total operating expenses	4,315	3,937	4,347	8,252	8,354
Restructuring expenses	(45)	(25)	–	(70)	–
Major litigation provisions	(208)	(4)	(61)	(212)	(79)
Expenses related to real estate disposals	(4)	(38)	(3)	(42)	2
Adjusted total operating expenses	4,058	3,870	4,283	7,928	8,277
Significant items
Expenses related to equity investment in Allfunds Group	(19)	0	0	(19)	0
Adjusted total operating expenses excluding significant items	4,039	3,870	4,283	7,909	8,277
Archegos	(31)	0	0	(31)	0
Adjusted total operating expenses excluding significant items and Archegos	4,008	3,870	4,283	7,878	8,277
Income/(loss) before taxes	813	(757)	1,551	56	2,752
Adjusted income/(loss) before taxes	1,017	(690)	1,615	327	2,829
Adjusted income/(loss) before taxes excluding significant items	719	(834)	1,481	(115)	2,427
Adjusted income/(loss) before taxes excluding significant items and Archegos	1,313	3,596	1,481	4,909	2,427

Appendix
Swiss Universal Bank
	in / end of			% change		in / end of		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Results (CHF million)
Net revenues	1,477	1,449	1,474	2	0	2,926	2,928	0
of which Private Clients	718	737	836	(3)	(14)	1,455	1,605	(9)
of which Corporate & Institutional Clients	759	712	638	7	19	1,471	1,323	11
Provision for credit losses	(21)	26	28	–	–	5	152	(97)
Total operating expenses	773	758	790	2	(2)	1,531	1,589	(4)
Income before taxes	725	665	656	9	11	1,390	1,187	17
of which Private Clients	259	281	344	(8)	(25)	540	623	(13)
of which Corporate & Institutional Clients	466	384	312	21	49	850	564	51
Metrics (%)
Return on regulatory capital	22.9	21.2	21.2	–	–	22.1	19.3	–
Cost/income ratio	52.3	52.3	53.6	–	–	52.3	54.3	–
Private Clients
Assets under management (CHF billion)	217.0	213.1	201.8	1.8	7.5	217.0	201.8	7.5
Net new assets (CHF billion)	(0.9)	2.2	(1.6)	–	–	1.3	(5.8)	–
Gross margin (annualized) (bp)	134	142	167	–	–	138	156	–
Net margin (annualized) (bp)	48	54	69	–	–	51	61	–
Corporate & Institutional Clients
Assets under management (CHF billion)	504.8	487.0	427.4	3.7	18.1	504.8	427.4	18.1
Net new assets (CHF billion)	1.5	3.9	1.6	–	–	5.4	6.4	–
Reconciliation of adjustment items
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	2Q21	1Q21	2Q20	2Q21	1Q21	2Q20	2Q21	1Q21	2Q20
Results (CHF million)
Net revenues	718	737	836	759	712	638	1,477	1,449	1,474
Real estate (gains)/losses	(4)	0	0	0	0	0	(4)	0	0
Major litigation recovery	0	0	0	(49)	0	0	(49)	0	0
Adjusted net revenues	714	737	836	710	712	638	1,424	1,449	1,474
Significant items
Gain on equity investment in Allfunds Group	0	0	0	(95)	(43)	0	(95)	(43)	0
Gain on equity investment in Pfandbriefbank	0	0	(134)	0	0	0	0	0	(134)
Adjusted net revenues excluding significant items	714	737	702	615	669	638	1,329	1,406	1,340
Provision for credit losses	5	5	28	(26)	21	0	(21)	26	28
Total operating expenses	454	451	464	319	307	326	773	758	790
Restructuring expenses	(1)	(5)	–	(4)	(4)	–	(5)	(9)	–
Expenses related to real estate disposals	(4)	0	0	0	0	0	(4)	0	0
Adjusted total operating expenses	449	446	464	315	303	326	764	749	790
Significant items
Expenses related to equity investment in Allfunds Group	0	0	0	(6)	0	0	(6)	0	0
Adjusted total operating expenses excluding significant items	449	446	464	309	303	326	758	749	790
Income before taxes	259	281	344	466	384	312	725	665	656
Adjusted income before taxes	260	286	344	421	388	312	681	674	656
Adjusted income before taxes excluding significant items	260	286	210	332	345	312	592	631	522

Appendix
Reconciliation of adjustment items (continued)
	Private Clients		Corporate & Institutional Clients		Swiss Universal Bank
in	6M21	6M20	6M21	6M20	6M21	6M20
Results (CHF million)
Net revenues	1,455	1,605	1,471	1,323	2,926	2,928
Real estate (gains)/losses	(4)	0	0	0	(4)	0
Major litigation recovery	0	0	(49)	0	(49)	0
Adjusted net revenues	1,451	1,605	1,422	1,323	2,873	2,928
Significant items
Gain related to InvestLab transfer	0	0	0	(25)	0	(25)
Gain on equity investment in Allfunds Group	0	0	(138)	0	(138)	0
Gain on equity investment in Pfandbriefbank	0	(134)	0	0	0	(134)
Adjusted net revenues excluding significant items	1,451	1,471	1,284	1,298	2,735	2,769
Provision for credit losses	10	40	(5)	112	5	152
Total operating expenses	905	942	626	647	1,531	1,589
Restructuring expenses	(6)	–	(8)	–	(14)	–
Major litigation provisions	0	0	0	(1)	0	(1)
Expenses related to real estate disposals	(4)	0	0	0	(4)	0
Adjusted total operating expenses	895	942	618	646	1,513	1,588
Significant items
Expenses related to equity investment in Allfunds Group	0	0	(6)	0	(6)	0
Adjusted total operating expenses excluding significant items	895	942	612	646	1,507	1,588
Income before taxes	540	623	850	564	1,390	1,187
Adjusted income before taxes	546	623	809	565	1,355	1,188
Adjusted income before taxes excluding significant items	546	489	677	540	1,223	1,029

Appendix
International Wealth Management
	in / end of			% change		in / end of		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Results (CHF million)
Net revenues	930	987	905	(6)	3	1,917	1,937	(1)
Provision for credit losses	(25)	0	32	–	–	(25)	71	–
Total operating expenses	615	579	617	6	0	1,194	1,265	(6)
Income before taxes	340	408	256	(17)	33	748	601	24
Metrics (%)
Return on regulatory capital	28.2	34.5	21.9	–	–	31.4	26.1	–
Cost/income ratio	66.1	58.7	68.2	–	–	62.3	65.3	–
Assets under management (CHF billion)	399.5	386.2	344.5	3.4	16.0	399.5	344.5	16.0
Net new assets (CHF billion)	(0.3)	7.2	1.8	–	–	6.9	5.5	–
Gross margin (annualized) (bp)	95	105	107	–	–	100	111	–
Net margin (annualized) (bp)	35	44	30	–	–	39	35	–
Reconciliation of adjustment items
	International Wealth Management
in	2Q21	1Q21	2Q20	6M21	6M20
Results (CHF million)
Net revenues	930	987	905	1,917	1,937
Significant items
Gain related to InvestLab transfer	0	0	0	0	(15)
Gain on equity investment in Allfunds Group	(127)	(58)	0	(185)	0
Adjusted net revenues excluding significant items	803	929	905	1,732	1,922
Provision for credit losses	(25)	0	32	(25)	71
Total operating expenses	615	579	617	1,194	1,265
Restructuring expenses	(5)	0	–	(5)	–
Major litigation provisions	0	11	32	11	32
Expenses related to real estate disposals	0	(5)	0	(5)	1
Adjusted total operating expenses	610	585	649	1,195	1,298
Significant items
Expenses related to equity investment in Allfunds Group	(7)	0	0	(7)	0
Adjusted total operating expenses excluding significant items	603	585	649	1,188	1,298
Income before taxes	340	408	256	748	601
Adjusted income before taxes	345	402	224	747	568
Adjusted income before taxes excluding significant items	225	344	224	569	553

Appendix
Asia Pacific
	in / end of			% change		in / end of		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Results (CHF million)
Net revenues	798	1,060	808	(25)	(1)	1,858	1,643	13
Provision for credit losses	6	27	86	(78)	(93)	33	185	(82)
Total operating expenses	542	509	526	6	3	1,051	1,044	1
Income before taxes	250	524	196	(52)	28	774	414	87
Metrics (%)
Return on regulatory capital	26.0	56.3	20.0	–	–	41.5	21.0	–
Cost/income ratio	67.9	48.0	65.1	–	–	56.6	63.5	–
Assets under management (CHF billion)	236.3	241.9	215.8	(2.3)	9.5	236.3	215.8	9.5
Net new assets (CHF billion)	(6.1)	5.0	4.5	–	–	(1.1)	7.5	–
Gross margin (annualized) (bp)	136	184	155	–	–	160	156	–
Net margin (annualized) (bp)	43	91	38	–	–	67	39	–
Results (USD million)
Net revenues	874	1,166	841	(25)	4	2,040	1,707	20
Provision for credit losses	6	30	90	(80)	(93)	36	192	(81)
Total operating expenses	595	559	547	6	9	1,154	1,084	6
Income before taxes	273	577	204	(53)	34	850	431	97
Reconciliation of adjustment items
	Asia Pacific
in	2Q21	1Q21	2Q20	6M21	6M20
Results (CHF million)
Net revenues	798	1,060	808	1,858	1,643
Significant items
Gain related to InvestLab transfer	0	0	0	0	(25)
Gain on equity investment in Allfunds Group	(95)	(43)	0	(138)	0
Adjusted net revenues excluding significant items	703	1,017	808	1,720	1,618
Provision for credit losses	6	27	86	33	185
Total operating expenses	542	509	526	1,051	1,044
Restructuring expenses	(3)	(1)	–	(4)	–
Adjusted total operating expenses	539	508	526	1,047	1,044
Significant items
Expenses related to equity investment in Allfunds Group	(6)	0	0	(6)	0
Adjusted total operating expenses excluding significant items	533	508	526	1,041	1,044
Income before taxes	250	524	196	774	414
Adjusted income before taxes	253	525	196	778	414
Adjusted income before taxes excluding significant items	164	482	196	646	389

Appendix
Reconciliation of adjustment items
	Asia Pacific
in	2Q21	1Q21	2Q20	6M21	6M20
Results (USD million)
Net revenues	874	1,166	841	2,040	1,707
Significant items
Gain related to InvestLab transfer	0	0	0	0	(26)
Gain on equity investment in Allfunds Group	(104)	(47)	0	(151)	0
Adjusted net revenues excluding significant items	770	1,119	841	1,889	1,681
Provision for credit losses	6	30	90	36	192
Total operating expenses	595	559	547	1,154	1,084
Restructuring expenses	(3)	(1)	–	(4)	–
Adjusted total operating expenses	592	558	547	1,150	1,084
Significant items
Expenses related to equity investment in Allfunds Group	(6)	0	0	(6)	0
Adjusted total operating expenses excluding significant items	586	558	547	1,144	1,084
Income before taxes	273	577	204	850	431
Adjusted income before taxes	276	578	204	854	431
Adjusted income before taxes excluding significant items	178	531	204	709	405

Appendix
Asset Management
	in / end of			% change		in / end of		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Results (CHF million)
Net revenues	404	386	361	5	12	790	806	(2)
Provision for credit losses	1	0	2	–	(50)	1	2	(50)
Total operating expenses	299	271	275	10	9	570	556	3
Income before taxes	104	115	84	(10)	24	219	248	(12)
Metrics (%)
Return on regulatory capital	58.2	67.6	45.3	–	–	62.8	66.7	–
Cost/income ratio	74.0	70.2	76.2	–	–	72.2	69.0	–
Reconciliation of adjustment items
	Asset Management
in	2Q21	1Q21	2Q20	6M21	6M20
Results (CHF million)
Net revenues	404	386	361	790	806
Significant items
Gain related to InvestLab transfer	0	0	0	0	(203)
Adjusted net revenues excluding significant items	404	386	361	790	603
Provision for credit losses	1	0	2	1	2
Total operating expenses	299	271	275	570	556
Restructuring expenses	(2)	(1)	–	(3)	–
Expenses related to real estate disposals	0	(1)	0	(1)	0
Adjusted total operating expenses	297	269	275	566	556
Income before taxes	104	115	84	219	248
Adjusted income before taxes	106	117	84	223	248
Adjusted income/(loss) before taxes excluding significant items	106	117	84	223	45

Appendix
Wealth Management-related - Reconciliation of adjustment items
	Wealth Management-related
in	2Q21	1Q21	2Q20	6M21	6M20
Results (CHF million)
Net revenues	3,609	3,882	3,548	7,491	7,314
Real estate (gains)/losses	(4)	0	0	(4)	0
Major litigation recovery	(49)	0	0	(49)	0
Adjusted net revenues	3,556	3,882	3,548	7,438	7,314
Significant items
Gain related to InvestLab transfer	0	0	0	0	(268)
Gain on equity investment in Allfunds Group	(317)	(144)	0	(461)	0
Gain on equity investment in Pfandbriefbank	0	0	(134)	0	(134)
Adjusted net revenues excluding significant items	3,239	3,738	3,414	6,977	6,912
Provision for credit losses	(39)	53	148	14	410
Total operating expenses	2,229	2,117	2,208	4,346	4,454
Restructuring expenses	(15)	(11)	–	(26)	–
Major litigation provisions	0	11	32	11	31
Expenses related to real estate disposals	(4)	(6)	0	(10)	1
Adjusted total operating expenses	2,210	2,111	2,240	4,321	4,486
Significant items
Expenses related to equity investment in Allfunds Group	(19)	0	0	(19)	0
Adjusted total operating expenses excluding significant items	2,191	2,111	2,240	4,302	4,486
Income before taxes	1,419	1,712	1,192	3,131	2,450
Adjusted income before taxes	1,385	1,718	1,160	3,103	2,418
Adjusted income before taxes excluding significant items	1,087	1,574	1,026	2,661	2,016

Appendix
Investment Bank
	in / end of			% change		in / end of		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Results (CHF million)
Net revenues	1,610	3,543	2,862	(55)	(44)	5,153	4,942	4
Provision for credit losses	14	4,350	143	(100)	(90)	4,364	447	–
Total operating expenses	1,672	1,660	1,807	1	(7)	3,332	3,500	(5)
Income/(loss) before taxes	(76)	(2,467)	912	(97)	–	(2,543)	995	–
Metrics (%)
Return on regulatory capital	(2.4)	(69.2)	25.8	–	–	(37.3)	14.4	–
Cost/income ratio	103.9	46.9	63.1	–	–	64.7	70.8	–
Results (USD million)
Net revenues	1,761	3,888	2,981	(55)	(41)	5,649	5,136	10
Provision for credit losses	16	4,618	148	(100)	(89)	4,634	463	–
Total operating expenses	1,831	1,830	1,882	0	(3)	3,661	3,636	1
Income/(loss) before taxes	(86)	(2,560)	951	(97)	–	(2,646)	1,037	–
Net revenue detail
in	2Q21	1Q21	2Q20	6M21	6M20
Net revenue detail (USD million)
Fixed income sales and trading	890	1,569	1,337	2,459	2,557
Equity sales and trading	(28)	988	623	960	1,428
Capital markets	874	1,189	925	2,063	988
Advisory and other fees	123	214	185	337	329
Other revenues	(98)	(72)	(89)	(170)	(166)
Net revenues	1,761	3,888	2,981	5,649	5,136

Appendix
Reconciliation of adjustment items
	Investment Bank
in	2Q21	1Q21	2Q20	6M21	6M20
Results (CHF million)
Net revenues	1,610	3,543	2,862	5,153	4,942
Archegos	493	0	0	493	0
Adjusted net revenues excluding Archegos	2,103	3,543	2,862	5,646	4,942
Provision for credit losses	14	4,350	143	4,364	447
Archegos	(70)	(4,430)	0	(4,500)	0
Provision for credit losses excluding Archegos	(56)	(80)	143	(136)	447
Total operating expenses	1,672	1,660	1,807	3,332	3,500
Restructuring expenses	(29)	(17)	–	(46)	–
Major litigation provisions	0	0	(24)	0	(24)
Expenses related to real estate disposals	0	(32)	(3)	(32)	1
Adjusted total operating expenses	1,643	1,611	1,780	3,254	3,477
Archegos	(31)	0	0	(31)	0
Adjusted total operating expenses excluding Archegos	1,612	1,611	1,780	3,223	3,477
Income/(loss) before taxes	(76)	(2,467)	912	(2,543)	995
Adjusted income/(loss) before taxes	(47)	(2,418)	939	(2,465)	1,018
Adjusted income/(loss) before taxes excluding Archegos	547	2,012	939	2,559	1,018
Reconciliation of adjustment items
	Investment Bank
in	2Q21	1Q21	2Q20	6M21	6M20
Results (USD million)
Net revenues	1,761	3,888	2,981	5,649	5,136
Archegos	542	0	0	542	0
Adjusted net revenues excluding Archegos	2,303	3,888	2,981	6,191	5,136
Provision for credit losses	16	4,618	148	4,634	463
Archegos	(77)	(4,707)	0	(4,784)	0
Provision for credit losses excluding Archegos	(61)	(89)	148	(150)	463
Total operating expenses	1,831	1,830	1,882	3,661	3,636
Restructuring expenses	(33)	(18)	–	(51)	–
Major litigation provisions	0	0	(25)	0	(25)
Expenses related to real estate disposals	(1)	(34)	(3)	(35)	1
Adjusted total operating expenses	1,797	1,778	1,854	3,575	3,612
Archegos	(34)	0	0	(34)	0
Adjusted total operating expenses excluding Archegos	1,763	1,778	1,854	3,541	3,612
Income/(loss) before taxes	(86)	(2,560)	951	(2,646)	1,037
Adjusted income/(loss) before taxes	(52)	(2,508)	979	(2,560)	1,061
Adjusted income/(loss) before taxes excluding Archegos	601	2,199	979	2,800	1,061
Adjusted return on regulatory capital excluding Archegos (%)	17.0	59.5	26.5	39.5	14.7

Appendix
Global investment banking revenues
in	2Q21	1Q21	2Q20	6M21	6M20
Global investment banking revenues (USD million)
Fixed income sales and trading	890	1,569	1,337	2,459	2,557
Equity sales and trading	514	988	623	1,502	1,428
Capital markets	965	1,295	1,051	2,260	1,178
Advisory and other fees	154	267	236	421	413
Other revenues	(98)	(72)	(89)	(170)	(166)
Global investment banking revenues	2,425	4,047	3,158	6,472	5,410

Appendix
Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2021 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2020 and in “Risk factor” in Credit Suisse results – Credit Suisse in our 1Q21 Financial Report.

 Thomas Gottstein, Chief Executive OfficerDavid Mathers, Chief Financial OfficerJuly 29, 2021  Credit SuisseSecond Quarter 2021 ResultsAnalyst and Investor Call

 Disclaimer (1/2)  2  July 29, 2021  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment. Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.Please also refer to the 2Q21 Supplemental Presentation Slides and our 2Q21 Financial Report for additional information. Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, in “Credit Suisse – Risk factor” in our 1Q21 Financial Report published on May 6, 2021 and in the “Cautionary statement regarding forward-looking information" in our 2Q21 Financial Report published on July 29, 2021 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-19 pandemic, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.RestatementFinancial information reflects the latest divisional reporting structure which took effect as of April 1, 2021. Prior periods have been restated to conform to the current presentation.

Disclaimer (2/2)

Statement regarding non-GAAP financial measures

This presentation contains non-GAAP financial measures, including results excluding certain items included in our reported results as well as return on regulatory capital and return on tangible equity (which is based on tangible shareholders' equity). Further details and information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the 2Q21 Supplemental Presentation Slides as well as in the 2Q21 Financial Report, which are both available on our website at www.credit-suisse.com.

Statement regarding capital, liquidity and leverage

Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure.

Sources

Certain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

Mandatory Convertible Notes

These materials are not an offer to sell securities or the solicitation of any offer to buy securities, nor shall there be any offer of securities, in any jurisdiction in which such offer or sale would be unlawful.

These materials are not an offer of securities for sale in the United States or to U.S. persons ("U.S. persons") as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). The mandatory convertible notes described in these materials and the shares of Credit Suisse Group AG issuable on their conversion have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an applicable exemption from registration under the U.S. Securities Act.

CREDIT SUISSE July 29, 2021 3

Key highlights of 2Q21

RISK ACTIONS & KEY INVESTMENTS

- Comprehensive focus on enhanced risk approach implemented in 2Q21 following the Archegos and SCFF matters
- Significant 2Q21 RWA and leverage exposure reduction in the Investment Bank of USD 20 bn[1] and USD 41 bn, respectively
- Archegos: Full exit of remaining positions in early June and independent investigation report released today
  SCFF: Continued progress on cash distributions; independent investigation expected to be completed in 3Q21
- Delivering on key investments, including expansion of PB coverage teams, notably in APAC/China, further technology and people investments in IB, IWM mid-market advisory capabilities and CSX in SUB

FINANCIAL PERFORMANCE

- Reported pre-tax profit of CHF 0.8 bn including a loss of CHF 0.6 bn relating to Archegos and a CHF 0.3 bn gain related to Allfunds
- Resilient performance with underlying pre-tax profit[2] of CHF 1.3 bn
- Wealth Management[3] AuM of CHF 853 bn at record level, supporting recurring fee growth of 19% YoY
- Continued strength in SUB with underlying PTI[2] up 13% YoY; successful integration of NAB
- Resilient performance in the Investment Bank, notwithstanding more conservative approach to risk and a less favorable trading environment, with an adjusted pre-tax profit[4] of USD 601 mn
- Strong performance in Asset Management with management fees up 14% and adjusted PTI up 26% YoY

CAPITAL

- **Improved CET1 ratio to 13.7%**, benefitting from the regulatory capital recognition of the MCN issuance, the reduction in RWA in the Investment Bank and the Allfunds gain
- **Tier 1 leverage ratio at 6.0%, CET1 leverage ratio at 4.2%**

Note: Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 2Q21 Supplemental Information presentation
1 Includes the removal of the temporary regulatory RWA add-on of USD 6 bn related to Archegos from 1Q21 2 Refers to adjusted pre-tax income excluding significant items and Archegos
3 Refers to SUB PC, IWM and APAC 4 Refers to adjusted pre-tax income excluding Archegos

CREDIT SUISSE July 29, 2021 4

Update on Archegos / Outcome of independent investigation

Summary of financial impact[1]

in CHF mn	1Q21	2Q21	1H21
Net revenues	-	(493)	(493)
Provision for credit losses	4,430	70	4,500
Operating expenses	-	31	31
Pre-tax income	**(4,430)**	**(594)**	**(5,024)**

- All remaining long and short positions were exited in early June
- Appropriate HR-related actions taken (terminations, monetary penalties)

Independent investigation report[2] **(published today)**

Selected key findings

Failure to:

- effectively manage risk in Prime Services by both first and second lines of defense
- escalate risks and to control limit excesses across first and second lines of defense
- discharge supervisory responsibilities in the Investment Bank and in Risk
- prioritize risk mitigation and enhancement measures (including dynamic margining)

Selected key recommendations	Completed / in progress
Change leadership in Investment Bank, including Prime Services, and Risk	✓
Invest in additional resources to improve risk management	✓
Clearly define roles, responsibilities and accountability	✓
Strengthen existing processes to protect Credit Suisse from risk	✓
Re-examine counterparty risk appetite and controls	✓
Improve quality of risk information and access	✓
Conduct a read-across and improve risk culture	✓

1 Credit Suisse reserves its right to pursue claims against various third parties 2 For the full report, go to www.credit-suisse.com/archegos

CREDIT SUISSE July 29, 2021 5

Update on supply chain finance funds

Announcement of 4th cash payment

Selected highlights

CASH PAYMENT

- **4th cash payment in the first half of August** with total cash paid out and current cash & cash equivalents at 66% of NAV as of February 25

NON-FOCUS AREAS

- **Non-focus areas**: expected overall recovery for non-focus areas of >90%[1]

FOCUS AREAS

- **Focus areas**: advanced negotiations with debtors on restructuring to maximize recovery; all available recovery avenues will be pursued

INSURANCE

- **On insurance**, continue to work on filing insurance claims with the aid of Greensill Bank

EXPERTS

- **More than 60 internal and external experts** involved to maximize recovery of the funds

Fund volume break-down[2]

in USD bn



NAV as of February 25
~10
Cash payment
0.4
5.9
Current cash & cash equivalents3
0.7
Supply chain finance notes
3.3
Non-focus areas
0.9
Focus areas ("GFG Alliance", Katerra & Bluestone)
2.3

Note: Data as of July 23, 2021; Data Source: CS AM Portfolio Management for all information pertaining to Fund Notional Value after Cash Payout. The NAV is published through the Fund Administrator. Differences (e.g. different data sources, cut-off times, FX rates, etc.) may occur 1 >90% recovery is relative to the ~USD 2.8 bn book value of non-focus areas exposure as of March 31, 2021 2 Reflects view post 4th cash payment 3 Includes collateral requirements for FX hedging and recovery costs accrual

CREDIT SUISSE

July 29, 2021

6

 Reported and adjusted pre-tax income for 2Q21 and 1H21  7  July 29, 2021  Note: Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 2Q21 Supplemental Information presentation  Group pre-tax incomein CHF mn    2Q21  1H21

Excluding Archegos and significant items, solid underlying performance in 2Q21/1H21

Group adjusted quarterly pre-tax income

excl. significant items and Archegos; in CHF bn



0.3
0.7
1.3
1.3
1.5
3.6
1.3
1Q 2Q 3Q 4Q
2016
1Q 2Q 3Q 4Q
2017
1Q 2Q 3Q 4Q
2018
1Q 2Q 3Q 4Q
2019
1Q 2Q 3Q 4Q
2020
1Q 2Q
2021

Group adjusted half-yearly net revenues and pre-tax income

excl. significant items and Archegos; in CHF bn



Net revenues
Pre-tax income
9.8
0.1
1H16
10.7
1.6
1H17
11.2
2.5
1H18
10.9
2.3
1H19
11.6
2.4
1H20
12.7
4.9
1H21

Note: Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 2Q21 Supplemental Information presentation

CREDIT SUISSE
July 29, 2021
8

We are delivering on our key business and infrastructure investments

Business investments

Area	Details
Expand coverage base	▪ Significant new hiring in APAC to build out our leading franchise with an increase in our RM base from 600 to 650 in 1H21 ▪ Further build-out of IWM mid-market advisory capabilities ▪ Further investments in GTS Solutions and other product capabilities
Drive business growth	▪ Continued build-out of our mainland China presence and capabilities ▪ Deepening footprint in other faster-growth markets ▪ SUB: Ongoing investments in our CSX digital platform for both (i) retail and affluent clients as well as (ii) in our U/HNW franchise
Invest in ESG solutions	▪ Strengthening of investments in SRI to drive ESG integration ▪ Expanding ESG solutions capabilities across businesses ▪ Increased activity in impact financing

Other infrastructure investments

Area	Details
Enhance IT platforms	▪ Continuing investments in enhancing IT platforms across onshore locations ▪ Driving further standardization across core platforms ▪ Building out data analytics ▪ Investments across AM platform including fund reporting, data management and portfolio management tools
Invest in Cloud and automation	▪ Building out cloud and cyber security ▪ Driving digitalization and automation to improve productivity ▪ Enhancing digital front-to-back and end-to-end client onboarding
Drive regulatory agenda	▪ Investing in climate risk platform ▪ Delivering regulatory agenda including Recovery & Resolution Plan and Basel III Reform requirements

CREDIT SUISSE
July 29, 2021
9

Return to office and turnover in employees

Return to office[1]
Average daily office access rate in %


Switzerland
APAC excl. India
India
EMEA
Americas
Total
0%
20%
40%

Turnover in employees[2]
Employees leaving CS voluntarily divided by the total number of employees for the respective year in %


1H14
1H15
1H16
1H17
1H18
1H19
1H20
1H21
0%
2%
4%
6%

Net movement in staff
Change in number of employees (FTE) in 1H21


SUB
IWM
APAC
AM
IB
Credit Suisse Group[3]
0
500

1 For the period of July 12-16, 2021 2 As at June 30, 2021 3 Includes Corporate Center

CREDIT SUISSE July 29, 2021 10

   11  July 29, 2021  AuM grew by 8% YTD with a 9% increase in mandate volumes supporting recurring fees  1 Includes SUB C&IC, Asset Management and adjustment for assets managed by Asset Management for the other businesses 2 Refers to SUB PC, IWM and APAC  Wealth Management2  Institutional (AM, C&IC)1  1,596  1,632  +2%QoQ  (5)  (9)  50  +3%  Mandates  Mandates  241  1,512  1,632  +8%YTD  24  39  +9%  Mandates  Mandates  241  Group Assets under Managementin CHF bn  57  Mandate penetration at 30%, up from 28% in 2Q20, on track to achieve medium-term ambition of ~33%

   12  July 29, 2021  Strong growth in Client Business Volume across our Wealth Management businesses  SUB PCClient Business Volume (CBV) in CHF bn  2Q21  4Q20  2Q20  3Q20  1Q21  APACClient Business Volume (CBV) in USD bn  2Q21  4Q20  2Q20  3Q20  1Q21  IWMClient Business Volume (CBV) in CHF bn  2Q21  4Q20  2Q20  3Q20  1Q21  1 Adjusted for CHF 13 bn structural NAB shift to SUB C&IC in January 2021, of which CHF 6 bn in net loans, CHF 4 bn in AuM and CHF 3 bn in custody assets 2 Excluding estimated cumulative FX impact based on management data, estimates and assumptions    +9%  Mid-single digit  Mid- to high-single digit  Double digit  CBV growthambition2  +20%  +24%                              +12% ex-FX impact1  +18% ex-FX impact  +22% ex-FX impact  Net new assets  (1.6)  2.0  (2.1)  2.2  (0.9)  1.8  6.9  4.3  7.2  (0.3)  4.7  2.3  (1.3)  5.4  (6.7)

   13  July 29, 2021  Wealth Management-related1 revenuesAdjusted excluding significant items, in CHF mn  Note: Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 2Q21 Supplemental Information presentation1 Relates to SUB, IWM, APAC and AM 2 Includes Other revenues of CHF 48 mn 3 Includes Other revenues of CHF (14) mn 4 At constant average 2Q20 FX rates 5 Includes Other revenues of CHF (54) mn 6 Includes Other revenues of CHF (8) mn 7 At constant average 1H20 FX rates  3,4142  Net interestincome  Recurring commissions & fees  Transaction and performance-based  3,2393    2Q21 YoY  (5)%  +15%  (16)%  (5)%  (4)%  +17%  (15)%  At FXC4  (4)%  1H21 WM-related revenues broadly flat (+1%) with recurring revenues largely offsetting lower NII  6,9125  6,9776    1H21 YoY  (7)%  +9%  +2%  +1%  (6)%  +11%  +4%  At FXC7  +3%

Solid Wealth Management-related underlying PTI, up 32% YoY in 1H21

Wealth Management-related[1] pre-tax income
Adjusted excluding significant items, in CHF mn



2Q21 YoY
+6%
1,026
1,087
AM
APAC
IWM
SUB
84
196
224
522
106
164
225
592
2Q20
2Q21
RoRC†
Adj. excluding significant items
19%
20%
1H21 YoY
+32%
2,016
2,661
45
389
553
1,029
223
646
569
1,223
1H20
1H21
19%
24%

Note: Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 2Q21 Supplemental Information presentation
† RoRC is a non-GAAP financial measure, see 2Q21 Supplemental Information presentation 1 Relates to SUB, IWM, APAC and AM

CREDIT SUISSE July 29, 2021 14

Strong 1H21 performance in APAC with investments for future growth

Selected highlights

Strong 1H21 profitability and growth

- Underlying pre-tax income[1] in APAC division up 75% YoY and underlying return on regulatory capital[†,1] of 35% (up from 20% in 1H20)

Asia Pacific region reflects 19% of Group revenues[1,2]

- 14% YoY growth in regional revenues[1,2] in 1H21
- Notably strong contributions from Greater China, South East Asia, India and Korea

Strong growth in client business volume

- 24% YoY growth in CBV to a record USD 414 bn
- AuM up 12% YoY, with mandate volumes up 41% YoY, driving 1H21 recurring revenue growth of 24% vs. 1H20

Executing on our strategy and investments for growth

- Significant new WM hiring with an increase in our RM base from 600 to 650 in 1H21
- Progressive build-out of our mainland China platform
- Continued investment in digital and risk & controls initiatives

Record level of mandate volumes in 2Q21



+41%
YoY
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21

Strongest pace of Private Banking RM net additions since 2016



+70
(30)
+20
+20
+20
+50
1H16
1H17
1H18
1H19
1H20
1H21

Note: Unless otherwise stated, all financial numbers presented and discussed are in USD terms. Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 2Q21 Supplemental Information presentation † RoRC is a non-GAAP financial measure, see 2Q21 Supplemental Information presentation 1 Refers to adjusted net revenues, pre-tax income and RoRC excluding significant items 2 Includes revenues related to the Asia Pacific region recognized in the Investment Bank and International Wealth Management in USD terms

CREDIT SUISSE July 29, 2021 15

Asset Management with strong YoY PTI growth, highlighted by growth in management fees

Selected highlights

Strong 1H21 profitability

- Adjusted pre-tax income[1] increased from CHF 45 mn in 1H20 to CHF 223 mn in 1H21; adj. RoRC† of 64%
- Strong growth in recurring management fees of 9% YoY
- 1H21 includes gains on seed money investments after COVID-related market losses in 1H20

AuM

- AuM increased by 11% in 1H21 vs. 1H20 to CHF 471 bn
- 1H21 NNA of CHF 11.6 bn diversified across various products

Supply Chain Finance Funds

- Announced 4th cash payment with total cash paid out and current cash & cash equivalents at 66% of NAV as of February 25

Asset Management revenues

Excluding significant items, in CHF mn



+31%
603
790
Management fees
520
569
139
Perf. & placement rev.
15
82
Inv. & Partnership income
68
1H20
1H21
Pre-tax income
Adj. excl. significant items
45
223

Note: Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 2Q21 Supplemental Information presentation
† RoRC is a non-GAAP financial measure, see 2Q21 Supplemental Information presentation 1 Refers to adjusted pre-tax income excluding significant items

CREDIT SUISSE July 29, 2021 16

Resilient performance in the Investment Bank

Risk management actions

- Following the Archegos matter, conservative approach to capital and risk management with 2Q21 Investment Bank RWA down USD 20 bn[1] QoQ to below end-2020 levels, in line with 1Q21 guidance
- Substantial resizing of Prime Services business supporting leverage exposure reduction in the Investment Bank of USD 41 bn QoQ
- Further de-risking of Prime Services with shift of clients to dynamic margining completed

Sales & Trading

- Significant normalization of 2Q21 Sales & Trading revenues from exceptionally strong 1Q21 and 2Q20 performances:
  - Fixed Income Sales & Trading outperformed with strength in Securitized Products, particularly in our #1 ranked[2] Asset Finance franchise, with substantial normalization from exceptional strength in Credit and GTS in 1Q21
  - Equity Sales & Trading revenues adversely impacted by significant de-risking in our Prime Brokerage and Prime Financing businesses impacting 2Q21 revenues by ~USD 100 mn[3]

Capital Markets & Advisory

- Capital Markets revenues increased 23% YoY (ex-Leveraged Finance MtM gains[4] in 2Q20), supported by notable strength in ECM and Leveraged Finance
- M&A revenues declined, partially driven by deal closings moving into 3Q21
- Strong M&A advisory pipeline up both sequentially and notably on a YoY basis, while our ECM pipeline also remains very strong and leveraged finance markets remain robust

1 Includes the removal of the temporary regulatory RWA add-on of USD 6 bn related to Archegos from 1Q21 2 Thomson Reuters as of June 30, 2021 3 Management estimate
4 Net revenues include MtM gains of USD 216 mn in 2Q20

CREDIT SUISSE July 29, 2021 17

   18  July 29, 2021  IB revenues down from exceptional 2Q20 levels, but up 21% in 1H21 compared to 1H20  (33)%  (17)%  (10)%  (23)%  2,9812  Fixed IncomeSales & Trading  EquitySales & Trading  CM&A1  2,3033  (4)%  +5%  +82%  +21%  5,1365  6,1916  Investment Bank revenuesexcluding Archegos, in USD mn    2Q21 YoY  (33)%  (17)%  +12%  Excl. MtM4  (17)%    1H21 YoY  (4)%  +5%  +71%  Excl. MtM7  +19%  Note: Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 2Q21 Supplemental Information presentation 1 Includes capital markets revenues and advisory and other fees 2 Includes Other revenues of USD (89) mn 3 Includes Other revenues of USD (98) mn 4 2Q20 excludes MtM gains of USD 216 mn in Leveraged Finance 5 Includes Other revenues of USD (166) mn 6 Includes Other revenues of USD (170) mn 7 1H20 excludes MtM losses of USD (78) mn in Leveraged Finance. 1H21 excludes MtM gains of USD 9 mn in Leveraged Finance

   Reported vs. adjusted PTI excluding Archegos in the Investment Bank division  19  July 29, 2021  Note: Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 2Q21 Supplemental Information presentation  Investment Bank pre-tax incomein USD bn  +164%  (39)%  Adjusted excl. Archegos  Reported  2Q21 YoY  1H21 YoY

SRI continued to deliver value to clients and stakeholders

Selected highlights

SUSTAINABILITY

- 2Q21 Sustainable AuM of CHF 133 bn[1], up 13% QoQ and resulting in penetration of Sustainable vs. total AuM of 8.1%, up from 7.4% in 1Q21
- Joined the Net-Zero Banking Alliance (NZBA) and participated in the Principles for Responsible Banking Biodiversity working group
- Organized inaugural Credit Suisse Sustainability Week with ~5,000 participants and 70 industry experts and speakers

RESEARCH

- Most Improved Bank in All-Asia II Rankings: Credit Suisse more than tripled the number of ranked analyst teams to 17 from 5 in 2020
- Continued to drive sustainability thought leadership with key publications including Sustainable Food, US Climate Goals Outlook, EU Taxonomy Primer, Navigating the Energy Transition and Reforestation
- Launched several global thematic sector reports (e.g. Hydrogen, Scaling to Home (Banks), M&A Wave (Asset & Wealth Managers) and Top 25 Themes (FinTech))

INVESTMENT SOLUTIONS

- Investment management discretionary and advisory solutions continued to demonstrate significant client demand YoY, reflecting value in our House View to deliver strong track record of performance over the long term
- Increased PB client holdings by >20% YoY in Private & Alternative Markets products through a curated suite of proprietary and third party funds
- Successful migration of more than 4,500 client portfolios in discretionary mandates and fund products from the former NAB

1 Refers to Credit Suisse's assets managed according to sustainability criteria (Sustainable AuM)

CREDIT SUISSE July 29, 2021 20

Key priorities

Supply Chain Finance Funds

- Continued progress on cash distributions; independent investigation expected to be completed in 3Q21

Risk Management

- Comprehensive review of risk exposures in a group-wide top down effort, leading to reductions in concentrated exposures across all divisions, notably in the Investment Bank
- Recalibrate risk appetite at group and divisional level
- Strengthen key risk management processes, including stress testing, limit management and risk reporting as well as overall risk culture as lessons learned are and will be implemented

Governance

- BoD continues to operate a Tactical Crisis Committee; mandate includes full risk review and transactional review & approvals
- Strengthened stature of risk management by reinforcing and extending its authority
- Announced two important ExB appointments: Joanne Hannaford as Chief Technology & Operations Officer (as per January 1, 2022) and David Wildermuth as Chief Risk Officer (as per February 1, 2022 at the latest)

Clients

- We are fully focused on delivering best-in-class services and advice to our private, corporate and institutional clients globally

Group Strategy Review

- Joint BoD and ExB long-term vision and mid-term plan to be finalized by the end of the year

CREDIT SUISSE July 29, 2021 21

 Detailed Financials  22  July 29, 2021

Results Overview

Credit Suisse Group in CHF mn unless otherwise specified	2Q21	1Q21	2Q20	Δ 2Q20	1H21	1H20	Δ 1H20
Net revenues	**5,103**	**7,574**	**6,194**	(18)%	**12,677**	**11,970**	6%
o/w Wealth Management-related[1]	3,609	3,882	3,548	2%	7,491	7,314	2%
o/w Investment Bank in USD mn	1,761	3,888	2,981	(41)%	5,649	5,136	10%
Provision for credit losses	**(25)**	**4,394**	**296**		**4,369**	**864**	
o/w Archegos	70	4,430	-		4,500	-	
o/w CECL-related	(168)	(59)	130		(227)	435	
Total operating expenses	**4,315**	**3,937**	**4,347**	(1)%	**8,252**	**8,354**	(1)%
Pre-tax income	**813**	**(757)**	**1,551**	(48)%	**56**	**2,752**	(98)%
Income tax expense	566	(526)	391		40	281	
Effective tax rate	70%	69%	25%		71%	10%	
Net income attributable to shareholders	**253**	**(252)**	**1,162**	(78)%	**1**	**2,476**	(100)%
Return on tangible equity‡	2.6%	(2.6)%	11.0%		-	12.0%	
Cost/income ratio	85%	52%	70%		65%	70%	
Diluted earnings per share in CHF	0.10	(0.10)	0.46	(78)%	-	0.98	(100)%

Adjusted excluding significant items and Archegos in CHF mn

	2Q21	1Q21	2Q20	Δ 2Q20	1H21	1H20	Δ 1H20
Net revenues	5,226	7,430	6,060	(14)%	12,656	11,568	9%
o/w Wealth Management-related[1]	3,239	3,738	3,414	(5)%	6,977	6,912	1%
Pre-tax income	1,313	3,596	1,481	(11)%	4,909	2,427	102%

Note: Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 2Q21 Supplemental Information presentation. 1H20 reported results include a gain related to the completed transfer of the InvestLab fund platform to Allfunds Group and Pfandbriefbank. 1H21 reported results include a gain related to the equity investment in Allfunds Group and a loss related to Archegos ‡ RoTE is a non-GAAP financial measure, see 2Q21 Supplemental Information presentation 1 Includes SUB, IWM, APAC and AM

CREDIT SUISSE July 29, 2021 23

   Resilient WM PTI; IB adversely affected by Archegos loss, Prime resizing and a weaker transaction environment  24  July 29, 2021  Group pre-tax incomein CHF mn  Revenues (493)Credit prov. (70)Expenses (31)  Note: Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 2Q21 Supplemental Information presentation.

Credit Suisse has substantially reduced capital usage, particularly in the Investment Bank

Risk-weighted assets in CHF bn


303
(19)
3
(4)
284
1Q21
IB
SUB, IWM, APAC, AM and CC
FX impact
2Q21

12.2%	CET1 ratio	13.7%

Leverage exposure in CHF bn


968
(40)
(2)
(9)
917
1Q21
IB
SUB, IWM, APAC, AM and CC
FX impact
2Q21

3.8%	CET1 leverage ratio	4.2%
5.5%	Tier 1 leverage ratio	6.0%

Key messages

- Following the SCFF and Archegos matters, we have taken a conservative approach to capital management, primarily impacting the Investment Bank, within which we have done the following:
  - Reduced IB RWA and leverage exposure by CHF 19 bn[1,2] and CHF 40 bn[1] QoQ, respectively
  - Increased IB HQLA by CHF 21 bn QoQ
- Broadly maintained capital levels in the Wealth Management-related divisions[3]
- Corporate Center includes an OpRisk impact of CHF 6 bn as a result of the provisions we took in 4Q20 in connection with mortgage-related matters and the settlement with MBIA Insurance Corp in 1Q21
- CET1 ratio of 13.7%, up 150 bps QoQ and CET1 leverage ratio of 4.2%, up 40 bps QoQ, benefitting from the MCN issuance, the Allfunds gain, the removal of the temporary regulatory RWA add-on for Archegos and the reduction of RWA and leverage exposure in the Investment Bank

1 Excluding FX impact 2 Includes the removal of the temporary regulatory RWA add-on related to Archegos of USD 6 bn 3 Refers to SUB, IWM, APAC and AM

CREDIT SUISSE July 29, 2021 25

 26  July 29, 2021  CET1 ratio increased to 13.7%; CET1 leverage ratio at 4.2%  CET1 ratio development  CET1 leverage ratio development   1  1 Includes PTI generation, CET1 taxes, capital payout, OpRisk impact from RMBS of (25) bps and other model impacts 2 Includes PTI generation, CET1 taxes and capital payout  2

Steady growth of Client Business Volume in Wealth Management businesses…



SUB PC[1]
Client Business Volume in CHF bn
+9%
Net loans
Custody Assets[2]
AuM
368
118
48
202
401
113
71
217
2Q20
2Q21
IWM
Client Business Volume in CHF bn
+20%
478
51
82
345
571
55
116
400
2Q20
2Q21
APAC
Client Business Volume in USD bn
+24%
335
42
66
227
414
44
114
255
2Q20
2Q21

1 2Q21 figures include declines from the transfer of volumes from Private Clients to Corporate & Institutional Clients following the integration of NAB (net loans CHF 6 bn, AuM CHF 4 bn, custody assets CHF 3 bn)
2 Includes assets under custody and commercial assets

CREDIT SUISSE
July 29, 2021
27

 Transaction-based revenues decreased significantly in 2Q21 as a result of lower client activity and substantially reduced volatility, which adversely affected GTS revenues  28  …benefitting recurring commissions & fees  July 29, 2021  Net interest income Wealth Management, in CHF mn    Recurring commissions & fees Wealth Management, in CHF mn  Transaction-based revenues Wealth Management, in CHF mn                    Net interest income slightly down from 1Q21, driven by lower treasury revenues including MCN issuance costs  Recurring commissions & fees continued to increase in 2Q21, benefitting from AuM growth and increased mandate penetration to 30% vs. 28% in 2Q20  Note: Wealth Management includes SUB PC, IWM and APAC

   Operating expenses reflect continued investments, particularly in APAC, offset by lower variable compensation accruals reflecting Archegos loss  29  July 29, 2021  Group operating expensesadjusted excluding significant items and Archegos, in CHF mn  Note: Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 2Q21 Supplemental Information presentation 1 At constant average 2Q20/1H20 FX rates     1  Includes investments relating to our mainland China build-out and expansion of PB coverage teams      1    Includes investments relating to our mainland China build-out and expansion of PB coverage teams      1  1

   30  July 29, 2021  CECL-related releases increased in 2Q21 mainly reflecting continued improved macroeconomic outlook  Allowance for credit losses (ACL)1in CHF mn  1 Includes the allowance for credit losses on financial assets held at amortized cost and provisions for off-balance sheet credit exposures 2 Includes FX translation impact and other adjustment items of CHF 78 mn, including CECL impact of CHF 44 mn, and provision for interest of CHF 1 mn 3 Includes FX translation impact and other adjustment items of CHF (95) mn, including CECL impact of CHF (17) mn, and provision for interest of CHF 15 mn  1     Non-specificprovisions  Specificprovisions    Provision for credit losses – Non-CECL      Provision for credit losses – CECL-related    79  1   Non-specificprovisions  Specificprovisions  1,902  (92)  1   2  3      1Q21  2Q21    Non-specificprovisions  Specificprovisions  4,453  Includes CHF 4,430 mn relating to Archegos  6,339    6,142  Includes CHF 70 mn relating to Archegos  5,373  5,373  966  769  (80)

Swiss Universal Bank
Strong PTI with resilient revenues and credit provision releases

Adjusted key financials excl. significant items

in CHF mn	2Q21	1Q21	2Q20	Δ 2Q20
Net revenues	1,329	1,406	1,340	(1)%
Provision for credit losses	(21)	26	28	
o/w CECL-related	(47)	6	7	
Total operating expenses	758	749	790	(4)%
Adj. pre-tax income excl. sign. items	**592**	**631**	**522**	13%
Reported pre-tax income	**725**	**665**	**656**	11%
Adj. cost/income ratio excl. sign. items	**57%**	**53%**	**59%**	
Adj. RoRC† excl. sign. items	**19%**	**20%**	**17%**	
Reported return on regulatory capital†	**23%**	**21%**	**21%**	

Key metrics

in CHF bn		2Q21	1Q21	2Q20	Δ 2Q20
PC	Net margin in bps[1]	49	55	42	7
PC	Client Business Volume[1]	401	389	368	9%
PC	Net loans[1]	113	113	118	(4)%
PC	Net new assets	(0.9)	2.2	(1.6)	
	Risk-weighted assets	83	85	86	(3)%
	Leverage exposure	304	305	293	4%

Key messages

- Record first half-year adjusted PTI excluding significant items in 1H21 of CHF 1,223 mn
- Reported PTI of CHF 725 mn included a total gain of CHF 89 mn related to the equity investment in Allfunds Group and an insurance claim refund of CHF 49 mn relating to a major litigation case; 2Q20 included a gain of CHF 134 mn related to a revaluation of our equity investment in Pfandbriefbank
- Adjusted PTI excluding significant items up 13% with a release in provision for credit losses driven by CECL and lower operating expenses; RoRC† at 19%, up 2 pp.
- Net revenues down 1% with higher recurring revenues, offset by lower deposit income and GTS revenues; Private Clients NII stable, while down 5% in Corporate & Institutional Clients compared to 1Q21
- Ongoing cost discipline including continued synergies from the completed integration of NAB contributing to a 4% reduction of operating expenses and a cost/income ratio of 57%, down 2 pp.
- NNA outflows of CHF 0.9 bn in Private Clients driven by a small number of individual cases; 1H21 NNA of CHF 1.3 bn with contributions from all businesses
- Solid Corporate & Institutional Clients NNA of CHF 1.5 bn in 2Q21 with continued contribution from our external asset managers and pension businesses; 1H21 NNA of CHF 5.4 bn

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 2Q21 Supplemental Information presentation. All percentage changes and comparative descriptions refer to YoY measurements unless otherwise specified
† RoRC is a non-GAAP financial measure, see 2Q21 Supplemental Information presentation 1 2Q21 figures include declines from the transfer of volumes from Private Clients to Corporate & Institutional Clients following the integration of NAB (net loans CHF 6 bn, AuM CHF 4 bn, custody assets CHF 3 bn)

CREDIT SUISSE July 29, 2021 31

International Wealth Management

Resilient PTI with benefit of lower costs and credit provision releases

Adjusted key financials excl. significant items

in CHF mn	2Q21	1Q21	2Q20	Δ 2Q20
Net interest income	269	285	313	(14)%
Recurring commissions & fees	318	296	273	16%
Transaction-based	216	351	320	(33)%
Net revenues[1]	803	929	905	(11)%
Provision for credit losses	(25)	-	32	
o/w CECL-related	(50)	(5)	(3)	
Total operating expenses	603	585	649	(7)%
Adj. pre-tax income excl. sign. items	**225**	**344**	**224**	-
Reported pre-tax income	**340**	**408**	**256**	33%
Adj. cost/income ratio excl. sign. items	**75%**	**63%**	**72%**	
Adj. RoRC† excl. sign. items	**19%**	**29%**	**19%**	
Reported return on regulatory capital†	**28%**	**34%**	**22%**	

Key metrics

in CHF bn	2Q21	1Q21	2Q20	Δ 2Q20
Net margin in bps	23	37	27	(4)
Client Business Volume	571	555	478	20%
Net loans	55	56	51	8%
Net new assets	(0.3)	7.2	1.8	
Risk-weighted assets	34	36	36	(6)%
Leverage exposure	108	106	100	8%

Key messages

- Reported PTI of CHF 340 mn included a total gain of CHF 120 mn related to the equity investment in Allfunds Group
- Adjusted PTI excluding significant items of CHF 225 mn, as lower revenues were offset by lower expenses and credit provision releases; adverse FX impact of CHF 14 mn on pre-tax income
- Net revenues were down 11%
  - Net interest income with adverse impact on deposit income from lower USD rates of CHF 34 mn, partially offset by income from higher loan volumes
  - Growth in recurring commission and fees from 20% higher client business volume
  - Transaction-based revenues down, with lower client activity and GTS revenues compared to a strong 2Q20
- Provision for credit losses driven by CHF 50 mn CECL-related releases, partially offset by a moderate level of specific provisions
- Total operating expenses down 7%, driven by lower variable compensation
- NNA outflows of CHF 0.3 bn as inflows in Western Europe were offset by outflows in emerging markets; 1H21 NNA of CHF 6.9 bn at annualized growth rate of 4%

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 2Q21 Supplemental Information presentation. All percentage changes and comparative descriptions refer to YoY measurements unless otherwise specified
† RoRC is a non-GAAP financial measure, see 2Q21 Supplemental Information presentation 1 Includes other revenues of CHF (3) mn in 1Q21 and CHF (1) mn in 2Q20

CREDIT SUISSE July 29, 2021 32

Asia Pacific

PTI reflects significantly lower transaction activity and higher investments, partially offset by improved credit provisions

Adjusted key financials excl. significant items

in USD mn	2Q21	1Q21	2Q20	Δ 2Q20
Net interest income	276	285	271	2%
Recurring commissions & fees	115	109	83	39%
Transaction-based	378	725	486	(22)%
Net revenues[1]	770	1,119	841	(8)%
Provision for credit losses	6	30	90	
o/w CECL-related	(19)	16	7	
Total operating expenses	586	558	547	7%
Adj. pre-tax income excl. sign. items	**178**	**531**	**204**	(13)%
Reported pre-tax income	**273**	**577**	**204**	34%
Adj. cost/income ratio excl. sign. items	**76%**	**50%**	**65%**	
Adj. RoRC† excl. sign. items	**17%**	**52%**	**20%**	
Reported return on regulatory capital†	**27%**	**56%**	**20%**	

Key metrics

in USD bn	2Q21	1Q21	2Q20	Δ 2Q20
Net margin in bps	28	83	38	(10)
Client Business Volume	414	419	335	24%
Net loans	44	46	42	6%
Net new assets	(6.7)	5.4	4.7	
Risk-weighted assets	31	32	31	-
Leverage exposure	85	88	83	3%

Key messages

- Reported PTI of USD 273 mn included a total gain of USD 98 mn related to the equity investment in Allfunds Group
- Adjusted PTI excluding significant items of USD 178 mn, down 13%
- Net revenues were down 8%
  - Transaction-based revenues declined 22% with lower GTS and IBCM revenues, partially offset by significantly lower MtM losses[2] and improved private client activity
  - Substantially increased recurring commissions and fees, up 39% mainly reflecting higher mandate and fund volumes
  - NII broadly stable with lower deposit margins partially offset by growth in deposit volumes and increase in net loans
- Provision for credit losses of USD 6 mn, down from USD 90 mn in 2Q20
- Operating expenses increased 7%, reflecting hiring and other investments as well as an adverse FX impact from weakening of USD
- NNA outflows of USD 6.7 bn, including USD 4.2 bn relating to de-risking measures in 2Q21; client business volume increased 24%
- Continued discipline in capital management with QoQ reduction in RWA and leverage exposure

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 2Q21 Supplemental Information presentation. All percentage changes and comparative descriptions refer to YoY measurements unless otherwise specified
† RoRC is a non-GAAP financial measure, see 2Q21 Supplemental Information presentation 1 Includes other revenues of USD 1 mn in 2Q21 and USD 1 mn in 2Q20 2 2Q21 mark-to-market losses of USD 7 mn (net of USD (8) mn of hedges). 2Q20 included mark-to-market losses of USD 45 mn (net of hedges of USD (75) mn)

CREDIT SUISSE July 29, 2021 33

Asset Management

Growth of recurring management fees driving PTI improvement

Adjusted key financials

in CHF mn	2Q21	1Q21	2Q20	Δ 2Q20
Management fees	285	284	251	14%
Performance & placement rev.	66	73	48	38%
Investment & partnership income	53	29	62	(15)%
Net revenues	404	386	361	12%
Provision for credit losses	1	-	2	
Total operating expenses	297	269	275	8%
Adj. pre-tax income	**106**	**117**	**84**	**26%**
Reported pre-tax income	**104**	**115**	**84**	**24%**
Adj. cost/income ratio	**74%**	**70%**	**76%**	
Adjusted return on regulatory capital†	**60%**	**69%**	**45%**	
Reported return on regulatory capital†	**58%**	**68%**	**45%**	

Key metrics

in CHF bn	2Q21	1Q21	2Q20	Δ 2Q20
Assets under management	471	458	424	11%
Net new assets	1.3	10.3	4.1	
Risk-weighted assets	10	9	10	(5)%
Leverage exposure	3	3	3	(21)%

Key messages

- Pre-tax income of CHF 104 mn, up 24% resulting from the growth of recurring management fees reflecting higher AuM
- Net revenues up 12% reflecting increases in management fees and performance and placement revenues, partially offset by lower investment and partnership income
- Total operating expenses increased 8% driven by expenses related to the departure of an alternative investment fund team, the SCFF matter and the sale of a private equity investment in a fund as well as commission expenses, partially offset by lower discretionary compensation expenses
- NNA of CHF 1.3 bn driven by inflows into Index and Credit, partially offset by outflows in insurance-linked strategies; AuM up 11% benefitting from strong NNA of CHF 22.9 bn since 2Q20

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 2Q21 Supplemental Information presentation. All percentage changes and comparative descriptions refer to YoY measurements unless otherwise specified
† RoRC is a non-GAAP financial measure, see 2Q21 Supplemental Information presentation

CREDIT SUISSE

July 29, 2021

34

Investment Bank

Results reflect the Archegos loss, Prime resizing and a less favorable trading environment

Adjusted key financials excl. Archegos

in USD mn	2Q21	1Q21	2Q20	Δ 2Q20
Fixed income S&T	890	1,569	1,337	(33)%
Equity S&T	514	988	623	(17)%
Capital markets[1]	874	1,189	925	(6)%
Advisory and other fees	123	214	185	(34)%
Other[2]	(98)	(72)	(89)	
Net revenues	2,303	3,888	2,981	(23)%
Provision for credit losses	(61)	(89)	148	
o/w CECL-related	(58)	(73)	122	
Total operating expenses	1,763	1,778	1,854	(5)%
Adj. pre-tax income excl. Archegos	**601**	**2,199**	**979**	(39)%
Archegos loss[3]	653	4,707	-	
Other adjustments[4]	34	52	28	
Reported pre-tax income	**(86)**	**(2,560)**	**951**	n/m
Adj. cost/income ratio excl. Archegos	**77%**	**46%**	**62%**	
Adj. RoRC† excl. Archegos	**17%**	**59%**	**27%**	
Reported return on regulatory capital†	**(2)%**	**(69)%**	**26%**	

Key metrics

in USD bn	2Q21	1Q21	2Q20	Δ 2Q20
Risk-weighted assets	78	99	91	(13)%
Leverage exposure	329	371	343	(4)%

Key messages

- Substantially reduced RWA, down USD 20 bn[5] QoQ, and leverage exposure, down USD 41 bn QoQ; delivered on Prime Services resizing
  - IB leverage exposure declined USD 41 bn or 11% QoQ, primarily due to Prime Services, achieving year-end target of at least USD 35 bn in reductions
  - IB RWA of USD 78 bn below end-2020 RWA of USD 88 bn
- Net revenues declined vs. strong 2Q20 results, reflecting disciplined risk reductions; net revenues increased 5% vs. 2Q19 highlighting strength of underlying franchise
  - Resilient fixed income revenues as continued outperformance in Securitized Products, particularly in our #1 ranked[6] Asset Finance franchise, was offset by lower Emerging Markets, Global Credit Products and Macro results compared to a record 2Q20
  - Capital Markets revenues declined 6% or increased 23% ex-Leveraged Finance MtM gains in 2Q20[7] as higher ECM and Leveraged Finance activity was offset by reduced DCM issuance
  - M&A declined due to timing of deal closings
  - Equity sales and trading revenues adversely impacted by significant de-risking in our Prime Brokerage and Prime Financing businesses
- Solid PTI of USD 601 mn benefitting from significant CECL releases due to the improved macroeconomic outlook and reduced compensation costs

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude the loss related to Archegos. Results excluding certain items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see 2Q21 Supplemental Information presentation. All percentage changes and comparative descriptions refer to YoY measurements unless otherwise specified
† RoRC is a non-GAAP financial measure, see 2Q21 Supplemental Information presentation 1 Includes DCM and ECM 2 Other revenues include treasury funding costs and changes in the carrying value of certain investments 3 Includes USD 542 mn in revenues losses, USD 77 mn in provisions and USD 34 mn in expenses 4 Includes restructuring, real estate disposals and major litigation 5 Includes the removal of the temporary regulatory RWA add-on for Archegos from 1Q21 6 Thomson Reuters as of June 30, 2021 7 Net revenues include MtM gains of USD 216 mn in 2Q20

CREDIT SUISSE July 29, 2021 35

 Concluding Remarks  36  July 29, 2021

 37  July 29, 2021  Concluding Remarks    Lessons learned  We will learn the lessons from our recent events and implement all the necessary measures to build a better and stronger bank for the future    Capital and risk management  We have taken decisive actions to strongly improve our capital ratios and to strengthen the risk, compliance and control foundations across the bank    Wealth and Asset Management growth  We have achieved record assets under management in our Wealth Management and Asset Management businesses, positioning us well for future growth    Swiss-anchored, global reach, integrated model  We have a strong Swiss franchise and leading positions in fast-growing economies. We believe in the strength of the integrated model and continue to invest for sustainable growth across all our businesses    Employees and clients  We value our deep pool of talented and dedicated employees who are fully committed to serving our clients, whether private, corporate or institutional clients    Investment Banking capabilities  We have strong Investment Banking capabilities providing leading-edge advice, execution, capital markets & financing solutions and thought leadership

 July 29, 2021  38

 July 29, 2021  Credit SuisseSecond Quarter 2021 ResultsSupplemental Information

Disclaimer

This presentation is intended as a supplement and should be read in conjunction with the 2Q21 Credit Suisse Results Presentation slides.

This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.

Estimates and assumptions

In preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

Restatement

Financial information reflects the latest divisional reporting structure which took effect as of April 1, 2021. Prior periods have been restated to conform to the current presentation.

Statement regarding non-GAAP financial measures

This presentation contains non-GAAP financial measures, including results excluding certain items included in our reported results as well as return on regulatory capital and return on tangible equity (which is based on tangible shareholders' equity). Further details and information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation, which is available on our website at www.credit-suisse.com.

Statement regarding capital, liquidity and leverage

Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure.

CREDIT SUISSE July 29, 2021 2

Swiss Universal Bank
Private Clients and Corporate & Institutional Clients

Private Clients Adjusted key financials excl. significant items

in CHF mn	2Q21	1Q21	2Q20	Δ 2Q20
Net interest income	399	404	400	-
Recurring commissions & fees	210	199	179	17%
Transaction-based	109	137	126	(13)%
Other revenues	(4)	(3)	(3)	
Net revenues	714	737	702	2%
Provision for credit losses	5	5	28	
o/w CECL-related	-	(1)	14	
Total operating expenses	449	446	464	(3)%
Adj. pre-tax income excl. sign. items	**260**	**286**	**210**	**24%**
Reported pre-tax income	**259**	**281**	**344**	**(25)%**
Adj. cost/income ratio excl. sign items	**63%**	**61%**	**66%**	

C&IC Adjusted key financials excl. significant items

in CHF mn	2Q21	1Q21	2Q20	Δ 2Q20
Net interest income	265	279	277	(4)%
Recurring commissions & fees	181	182	168	8%
Transaction-based	183	220	210	(13)%
Other revenues	(14)	(12)	(17)	
Net revenues	615	669	638	(4)%
Provision for credit losses	(26)	21	-	
o/w CECL-related	(47)	7	(7)	
Total operating expenses	309	303	326	(5)%
Adj. pre-tax income excl. sign. items	**332**	**345**	**312**	**6%**
Reported pre-tax income	**466**	**384**	**312**	**49%**
Adj. cost/income ratio excl. sign items	**50%**	**45%**	**51%**	

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details, see the reconciliation of adjustment items in this presentation

CREDIT SUISSE
July 29, 2021
3

Wealth Management businesses
NNA generation



SUB PC NNA in CHF bn
(1.6)
2.0
(2.1)
2.2
(0.9)
2Q20
3Q20
4Q20
1Q21
2Q21

NNA growth (annualized)

2Q20	3Q20	4Q20	1Q21	2Q21
(3)%	4%	(4)%	4%	**(2)%**



IWM NNA in CHF bn
1.8
6.9
4.3
7.2
(0.3)
2Q20
3Q20
4Q20
1Q21
2Q21

NNA growth (annualized)

2Q20	3Q20	4Q20	1Q21	2Q21
2%	8%	5%	8%	**-**



APAC NNA in USD bn
4.7
2.3
(1.3)
5.4
(6.7)
2Q20
3Q20
4Q20
1Q21
2Q21

NNA growth (annualized)

2Q20	3Q20	4Q20	1Q21	2Q21
9%	4%	(2)%	9%	**(10)%**

CREDIT SUISSE
July 29, 2021
4

Wealth Management businesses
Net and gross margins

SUB PC Adj. net margin excl. sign. items in bps


42
46
38
55
49
2Q20
3Q20
4Q20
1Q21
2Q21

IWM Adj. net margin excl. sign. items in bps


27
27
23
37
23
2Q20
3Q20
4Q20
1Q21
2Q21

APAC Adj. net margin excl. sign. items in bps


38
33
36
83
28
2Q20
3Q20
4Q20
1Q21
2Q21

Adj. gross margin excl. sign. items in bps


140
138
134
142
133
2Q20
3Q20
4Q20
1Q21
2Q21

Adj. gross margin excl. sign. items in bps


107
96
97
99
82
2Q20
3Q20
4Q20
1Q21
2Q21

Adj. gross margin excl. sign. items in bps


155
136
135
175
120
2Q20
3Q20
4Q20
1Q21
2Q21

Adjusted net revenues excl. significant items in CHF mn, unless specified

702	700	688	737	**714**	905	836	862	929	**803**

Adjusted pre-tax income excl. significant items in CHF mn, unless specified

210	236	197	286	**260**	224	236	206	344	**225**

Average AuM in CHF bn, unless specified

200	204	206	208	**214**	338	347	356	375	**390**

Adjusted net revenues excl. significant items in USD mn

841	800	828	1,119	**770**

Adjusted pre-tax income excl. significant items in USD mn

204	197	222	531	**178**

Average AuM in USD bn

217	236	245	256	**256**

Note: For details on calculations see under 'Notes'. Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details, see the reconciliation of adjustment items in this presentation

CREDIT SUISSE July 29, 2021 5

Corporate Center

Corporate Center Adjusted key financials

in CHF mn	2Q21	1Q21	2Q20
Treasury results	(141)	104	(228)
o/w Structured Notes Volatility	(52)	70	(7)
Asset Resolution Unit	(43)	(33)	(38)
Other[1]	68	78	50
Net revenues	(116)	149	(216)
Provision for credit losses	-	(9)	5
Compensation and benefits	119	39	128
G&A expenses	64	90	115
Commission expenses	22	19	20
Total other operating expenses	86	109	135
Total operating expenses	205	148	263
Adjusted pre-tax income / (loss)	**(321)**	**10**	**(484)**
Reported pre-tax income / (loss)	**(530)**	**(2)**	**(553)**

Corporate Center Key metrics

in CHF bn	2Q21	1Q21	2Q20
Total assets	116	120	134
Risk-weighted assets	55	50	52
Leverage exposure	118	122	140[2]

ARU within Corp. Ctr. Key financials

in CHF mn unless otherwise specified	2Q21	1Q21	2Q20
Net revenues	(43)	(33)	(38)
Provision for credit losses	-	(1)	(2)
Total operating expenses	36	36	39
Pre-tax income / (loss)	**(79)**	**(68)**	**(75)**
Risk-weighted assets in USD bn	8	9	11
RWA excl. operational risk in USD bn	7	8	10
Leverage exposure in USD bn	17	18	20

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted. Results excluding items included in our reported results are non-GAAP financial measures. For further details, see the reconciliation of adjustment items in this presentation 1 'Other revenues' primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group's RWAs and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees
2 Leverage exposure without the temporary exclusion of central bank reserves permitted by FINMA in 2020

CREDIT SUISSE
July 29, 2021
6

 7  July 29, 2021  Oil & Gas / Leveraged Finance exposures  Oil & Gas exposure1in USD bn  Leveraged Finance exposure2in USD bn  1 Oil & Gas net lending exposure in Corporate Bank 2 Represents non-Investment Grade underwriting exposure  3.0  6.2  6.9  3.1Non-IG  3.8IG  8.4  7.1  3.0Non-IG  2.7Non-IG  4.1IG  6.7  4.0IG  10.2  2.1Non-IG  3.4Non-IG  7.5  6.2  5.3

Currency mix & Group capital metrics

Credit Suisse Group results

	2Q21 LTM			Contribution		
Group results	in CHF mn	CHF	USD	EUR	GBP	Other
Net revenues	23,096	27%	45%	13%	3%	12%
Total expenses[1]	22,325	25%	50%	4%	8%	13%
Swiss Universal Bank						
Net revenues	5,613	79%	10%	7%	1%	3%
Total expenses[1]	3,306	81%	12%	3%	1%	3%
International Wealth Management						
Net revenues	3,727	10%	50%	27%	4%	9%
Total expenses[1]	2,489	41%	21%	11%	11%	16%
Asia Pacific						
Net revenues	3,370	6%	57%	9%	3%	25%
Total expenses[1]	2,182	12%	22%	1%	-%	65%
Asset Management						
Net revenues	1,074	68%	7%	21%	-%	4%
Total expenses[1]	1,142	40%	41%	7%	7%	5%
Investment Bank						
Net revenues	9,309	2%	67%	11%	4%	16%
Total expenses[1]	11,192	4%	72%	3%	11%	10%

Sensitivity analysis on Group results[2]

Applying a +/- 10% movement on the average FX rates for 2Q21 LTM, the sensitivities are:

- USD/CHF impact on 2Q21 LTM pre-tax income by CHF (13) / 13 mn, o/w Archegos CHF (502) / 502 mn
- EUR/CHF impact on 2Q21 LTM pre-tax income by CHF +209 / (209) mn

Currency mix capital metric[3]



13%
7%
6%
7%
6%
15%
21%
21%
30%
65%
66%
42%
USD
CHF
CET1 capital 4
Basel III Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening / weakening of the USD (vs. CHF) would have a **-1.4 bps / +1.6 bps impact** on the **BIS CET1 ratio**

1 Total expenses include provisions for credit losses 2 Sensitivity analysis based on weighted average exchange rates of USD/CHF of 0.91 and EUR/CHF of 1.09 for the 2Q21 LTM results 3 Data based on June 2021 month-end currency mix 4 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel III regulatory adjustments (e.g. goodwill)

CREDIT SUISSE July 29, 2021 8

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/4)

Group in CHF mn	2Q21	1Q21	2Q20	2Q19	2Q18	2Q17	2Q16	1H21	1H20	1H19	1H18	1H17	1H16
Net revenues reported	**5,103**	**7,574**	**6,194**	**5,581**	**5,595**	**5,205**	**5,108**	**12,677**	**11,970**	**10,968**	**11,231**	**10,739**	**9,746**
Real estate (gains)/losses	(4)	-	-	(75)	-	-	-	(4)	-	(105)	(1)	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-	-	(73)	(15)	56
Major litigation recovery	(49)	-	-	-	-	-	-	(49)	-	-	-	-	-
Net revenues adjusted	**5,050**	**7,574**	**6,194**	**5,506**	**5,595**	**5,205**	**5,108**	**12,624**	**11,970**	**10,863**	**11,157**	**10,724**	**9,802**
o/w Gain related to InvestLab transfer	-	-	-	-	-	-	-	-	268	-	-	-	-
o/w Gain on equity investment in Allfunds Group	317	144	-	-	-	-	-	461	-	-	-	-	-
o/w Gain on equity investment in SIX Group AG	-	-	-	-	-	-	-	-	-	-	-	-	-
o/w Gain on equity investment in Pfandbriefbank	-	-	134	-	-	-	-	-	134	-	-	-	-
o/w Impairment on York Capital Management	-	-	-	-	-	-	-	-	-	-	-	-	-
o/w Archegos	(493)	-	-	-	-	-	-	(493)	-	-	-	-	-
Net revenues adj. excl. significant items and Archegos	**5,226**	**7,430**	**6,060**	**5,506**	**5,595**	**5,205**	**5,108**	**12,656**	**11,568**	**10,863**	**11,157**	**10,724**	**9,802**
Provision for credit losses	**(25)**	**4,394**	**296**	**25**	**73**	**82**	**(28)**	**4,369**	**864**	**106**	**121**	**135**	**122**
o/w Archegos	70	4,430	-	-	-	-	-	4,500	-	-	-	-	-
Total operating expenses reported	**4,315**	**3,937**	**4,347**	**4,254**	**4,470**	**4,541**	**4,937**	**8,252**	**8,354**	**8,498**	**9,004**	**9,352**	**9,909**
Restructuring expenses	(45)	(25)	-	-	(175)	(69)	(91)	(70)	-	-	(319)	(206)	(346)
Major litigation provisions	(208)	(4)	(61)	(29)	(55)	(33)	-	(212)	(79)	(35)	(140)	(130)	-
Expenses related to real estate disposals	(4)	(38)	(3)	(16)	-	-	-	(42)	2	(51)	-	-	-
Expenses related to business sales	-	-	-	-	(1)	-	-	-	-	-	(1)	-	-
Expenses related to equity investment in Allfunds Group	(19)	-	-	-	-	-	-	(19)	-	-	-	-	-
Archegos	(31)	-	-	-	-	-	-	(31)	-	-	-	-	-
Total operating expenses adj. excl. significant items and Archegos	**4,008**	**3,870**	**4,283**	**4,209**	**4,239**	**4,439**	**4,846**	**7,878**	**8,277**	**8,412**	**8,544**	**9,016**	**9,563**
Pre-tax income/(loss) reported	**813**	**(757)**	**1,551**	**1,302**	**1,052**	**582**	**199**	**56**	**2,752**	**2,364**	**2,106**	**1,252**	**(285)**
Total adjustments and significant items	500	4,353	(70)	(30)	231	102	91	4,853	(325)	(19)	386	321	402
Pre-tax income adj. excl. significant items and Archegos	**1,313**	**3,596**	**1,481**	**1,272**	**1,283**	**684**	**290**	**4,909**	**2,427**	**2,345**	**2,492**	**1,573**	**117**

CREDIT SUISSE

July 29, 2021

9

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (2/4)

	SUB in CHF mn					**SUB PC** in CHF mn					**SUB C&IC** in CHF mn			**IWM** in CHF mn						
	2Q21	1Q21	2Q20	1H21	1H20	2Q21	1Q21	4Q20	3Q20	2Q20	2Q21	1Q21	2Q20	2Q21	1Q21	4Q20	3Q20	2Q20	1H21	1H20
Net revenues reported	**1,477**	**1,449**	**1,474**	**2,926**	**2,928**	**718**	**737**	**750**	**700**	**836**	**759**	**712**	**638**	**930**	**987**	**974**	**836**	**905**	**1,917**	**1,937**
Real estate (gains)/losses	(4)	-	-	(4)	-	(4)	-	(15)	-	-	-	-	-	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Major litigation recovery	(49)	-	-	(49)	-	-	-	-	-	-	(49)	-	-	-	-	-	-	-	-	-
Net revenues adjusted	**1,424**	**1,449**	**1,474**	**2,873**	**2,928**	**714**	**737**	**735**	**700**	**836**	**710**	**712**	**638**	**930**	**987**	**974**	**836**	**905**	**1,917**	**1,937**
o/w Gain related to InvestLab transfer	-	-	-	-	25	-	-	-	-	-	-	-	-	-	-	-	-	-	-	15
o/w Gain on equity investment in Allfunds Group	95	43	-	138	-	-	-	-	-	-	95	43	-	127	58	51	-	-	185	-
o/w Gain on equity investment in SIX Group AG	-	-	-	-	-	-	-	47	-	-	-	-	-	-	-	61	-	-	-	-
o/w Gain on equity investment in Pfandbriefbank	-	-	134	-	134	-	-	-	-	134	-	-	-	-	-	-	-	-	-	-
o/w Impairment on York Capital Management	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net revenues adj. excl. significant items	**1,329**	**1,406**	**1,340**	**2,735**	**2,769**	**714**	**737**	**688**	**700**	**702**	**615**	**669**	**638**	**803**	**929**	**862**	**836**	**905**	**1,732**	**1,922**
Provision for credit losses	**(21)**	**26**	**28**	**5**	**152**	**5**	**5**	**17**	**5**	**28**	**(26)**	**21**	**-**	**(25)**	**-**	**31**	**8**	**32**	**(25)**	**71**
Total operating expenses reported	**773**	**758**	**790**	**1,531**	**1,589**	**454**	**451**	**476**	**495**	**464**	**319**	**307**	**326**	**615**	**579**	**650**	**631**	**617**	**1,194**	**1,265**
Restructuring expenses	(5)	(9)	-	(14)	-	(1)	(5)	1	(36)	-	(4)	(4)	-	(5)	-	(21)	(16)	-	(5)	-
Major litigation provisions	-	-	-	-	(1)	-	-	-	-	-	-	-	-	-	11	(1)	(20)	32	11	32
Expenses related to real estate disposals	(4)	-	-	(4)	-	(4)	-	(3)	-	-	-	-	-	-	(5)	(3)	(3)	-	(5)	1
Expenses related to business sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Expenses related to equity investment in Allfunds Group	(6)	-	-	(6)	-	-	-	-	-	-	(6)	-	-	(7)	-	-	-	-	(7)	-
Total operating expenses adj. excl. significant items	**758**	**749**	**790**	**1,507**	**1,588**	**449**	**446**	**474**	**459**	**464**	**309**	**303**	**326**	**603**	**585**	**625**	**592**	**649**	**1,188**	**1,298**
Pre-tax income/(loss) reported	**725**	**665**	**656**	**1,390**	**1,187**	**259**	**281**	**257**	**200**	**344**	**466**	**384**	**312**	**340**	**408**	**293**	**197**	**256**	**748**	**601**
Total adjustments and significant items	(133)	(34)	(134)	(167)	(158)	1	5	(60)	36	(134)	(134)	(39)	-	(115)	(64)	(87)	39	(32)	(179)	(48)
Pre-tax income adj. excl. significant items	**592**	**631**	**522**	**1,223**	**1,029**	**260**	**286**	**197**	**236**	**210**	**332**	**345**	**312**	**225**	**344**	**206**	**236**	**224**	**569**	**553**

CREDIT SUISSE
July 29, 2021
10

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (3/4)

	APAC in USD mn							**APAC** in CHF mn				**AM** in CHF mn					**WM-related**[1] in CHF mn				
	2Q21	1Q21	4Q20	3Q20	2Q20	1H21	1H20	2Q21	2Q20	1H21	1H20	2Q21	1Q21	2Q20	1H21	1H20	2Q21	1Q21	2Q20	1H21	1H20
Net revenues reported	**874**	**1,166**	**871**	**800**	**841**	**2,040**	**1,707**	**798**	**808**	**1,858**	**1,643**	**404**	**386**	**361**	**790**	**806**	**3,609**	**3,882**	**3,548**	**7,491**	**7,314**
Real estate (gains)/losses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4)	-	-	(4)	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Major litigation recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(49)	-	-	(49)	-
Net revenues adjusted	**874**	**1,166**	**871**	**800**	**841**	**2,040**	**1,707**	**798**	**808**	**1,858**	**1,643**	**404**	**386**	**361**	**790**	**806**	**3,556**	**3,882**	**3,548**	**7,438**	**7,314**
o/w Gain related to InvestLab transfer	-	-	-	-	-	-	26	-	-	-	25	-	-	-	-	203	-	-	-	-	268
o/w Gain on equity investment in Allfunds Group	104	47	43	-	-	151	-	95	-	138	-	-	-	-	-	-	317	144	-	461	-
o/w Gain on equity investment in SIX Group AG	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
o/w Gain on equity investment in Pfandbriefbank	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	134	-	134
o/w Impairment on York Capital Management	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net revenues adj. excl. significant items	**770**	**1,119**	**828**	**800**	**841**	**1,889**	**1,681**	**703**	**808**	**1,720**	**1,618**	**404**	**386**	**361**	**790**	**603**	**3,239**	**3,738**	**3,414**	**6,977**	**6,912**
Provision for credit losses	**6**	**30**	**7**	**49**	**90**	**36**	**192**	**6**	**86**	**33**	**185**	**1**	**-**	**2**	**1**	**2**	**(39)**	**53**	**148**	**14**	**410**
Total operating expenses reported	**595**	**559**	**600**	**557**	**547**	**1,154**	**1,084**	**542**	**526**	**1,051**	**1,044**	**299**	**271**	**275**	**570**	**556**	**2,229**	**2,117**	**2,208**	**4,346**	**4,454**
Restructuring expenses	(3)	(1)	(1)	(3)	-	(4)	-	(3)	-	(4)	-	(2)	(1)	-	(3)	-	(15)	(11)	-	(26)	-
Major litigation provisions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	11	32	11	31
Expenses related to real estate disposals	-	-	-	-	-	-	-	-	-	-	-	-	(1)	-	(1)	-	(4)	(6)	-	(10)	1
Expenses related to business sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Expenses related to equity investment in Allfunds Group	(6)	-	-	-	-	(6)	-	(6)	-	(6)	-	-	-	-	-	-	(19)	-	-	(19)	-
Total operating expenses adj. excl. significant items	**586**	**558**	**599**	**554**	**547**	**1,144**	**1,084**	**533**	**526**	**1,041**	**1,044**	**297**	**269**	**275**	**566**	**556**	**2,191**	**2,111**	**2,240**	**4,302**	**4,486**
Pre-tax income/(loss) reported	**273**	**577**	**264**	**194**	**204**	**850**	**431**	**250**	**196**	**774**	**414**	**104**	**115**	**84**	**219**	**248**	**1,419**	**1,712**	**1,192**	**3,131**	**2,450**
Total adjustments and significant items	(95)	(46)	(42)	3	-	(141)	(26)	(86)	-	(128)	(25)	2	2	-	4	(203)	(332)	(138)	(166)	(470)	(434)
Pre-tax income adj. excl. significant items	**178**	**531**	**222**	**197**	**204**	**709**	**405**	**164**	**196**	**646**	**389**	**106**	**117**	**84**	**223**	**45**	**1,087**	**1,574**	**1,026**	**2,661**	**2,016**

1 SUB, IWM, APAC and AM

CREDIT SUISSE

July 29, 2021

11

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (4/4)

WM-related[1] in CHF mn

Adjusted financials excl. significant items in CHF mn	2Q21	2Q20	1H21	1H20
Net interest income	1,185	1,251	2,413	2,603
Recurring commissions & fees	1,086	942	2,127	1,955
Transaction-based	982	1,173	2,445	2,408
Other revenues	(14)	48	(8)	(54)
Net revenues adj. excl. significant items	**3,239**	**3,414**	**6,977**	**6,912**
FX impacts in CHF mn				
Net interest income	(14)	-	(29)	-
Recurring commissions & fees	(13)	-	(34)	-
Transaction-based	(16)	-	(64)	-
Other revenues	3	-	4	-
Net revenues adj. excl. significant items	**(40)**	-	**(123)**	-
Adjusted financials excl. significant items at FXC in CHF mn	2Q21[2]	2Q20	1H21[3]	1H20
Net interest income	1,199	1,251	2,442	2,603
Recurring commissions & fees	1,099	942	2,161	1,955
Transaction-based	998	1,173	2,509	2,408
Other revenues	(17)	48	(12)	(54)
Net revenues adj. excl. significant items	**3,279**	**3,414**	**7,100**	**6,912**

Investment Bank in USD mn

	2Q21	1Q21	2Q20	1H21	1H20
Net revenues reported	**1,761**	**3,888**	**2,981**	**5,649**	**5,136**
o/w Archegos[4]	(542)	-	-	(542)	-
Net revenues excl. Archegos	**2,303**	**3,888**	**2,981**	**6,191**	**5,136**
Provision for credit losses	**16**	**4,618**	**148**	**4,634**	**463**
o/w Archegos	77	4,707	-	4,784	-
Total operating expenses reported	**1,831**	**1,830**	**1,882**	**3,661**	**3,636**
Restructuring expenses	(33)	(18)	-	(51)	-
Major litigation provisions	-	-	(25)	-	(25)
Expenses related to real estate disposals	(1)	(34)	(3)	(35)	1
Archegos	(34)	-	-	(34)	-
Total operating expenses adj. excl. significant items and Archegos	**1,763**	**1,778**	**1,854**	**3,541**	**3,612**
Pre-tax income/(loss) reported	**(86)**	**(2,560)**	**951**	**(2,646)**	**1,037**
Total adjustments and significant items	687	4,759	28	5,446	24
Pre-tax income adj. excl. significant items and Archegos	**601**	**2,199**	**979**	**2,800**	**1,061**

in USD mn	**Group** 1H21	**APAC Region**[5] 1H21	**APAC Region**[5] 1H20
Net revenues reported	**13,895**	**2,720**	**2,282**
Real estate (gains)/losses	(4)	-	-
Major litigation recovery	(53)	-	-
Net revenues adjusted	**13,838**	**2,720**	**2,282**
o/w Gain related to InvestLab transfer	-	-	26
o/w Gain on equity investment in Allfunds Group	503	151	-
o/w Gain on equity investment in Pfandbriefbank	-	-	-
o/w Archegos	(542)	-	-
Net revenues adj. excl. significant items and Archegos	**13,877**	**2,569**	**2,256**

CC in CHF mn	2Q21	1Q21	2Q20
Net revenues reported	**(116)**	**149**	**(216)**
Provision for credit losses	**-**	**(9)**	**5**
Total operating expenses reported	**414**	**160**	**332**
Restructuring expenses	(1)	3	-
Major litigation provisions	(208)	(15)	(69)
Total operating expenses adj.	**205**	**148**	**263**
Pre-tax income/(loss) reported	**(530)**	**(2)**	**(553)**
Total adjustments and significant items	209	12	69
Pre-tax income adj.	**(321)**	**10**	**(484)**

1 SUB, IWM, APAC and AM 2 At constant average 2Q20 FX rates 3 At constant average 1H20 FX rates 4 Within Equity Sales & Trading
5 Includes revenues related to the Asia Pacific region recognized in the Investment Bank and International Wealth Management

CREDIT SUISSE
July 29, 2021
12

Notes  13  July 29, 2021  General notesThroughout this presentation and the 2Q21 Results presentation rounding differences may occurUnless otherwise noted, all CET1 capital, CET1 ratio, Tier 1 leverage ratio, risk-weighted assets and leverage exposure figures shown in these presentations are as of the end of the respective period and, for periods prior to 2019, on a “look-through” basisGross and net margins are shown in basis pointsGross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuM. Net margin excluding certain significant items, as disclosed herein, is calculated excluding those items applying the same methodologyMandates reflect advisory and discretionary mandate volumesMandate penetration reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager businessUnless otherwise noted, FX impact is calculated by converting the CHF amount of net revenues, provision for credit losses and operating expenses for 2021 back to the original currency on a monthly basis at the respective spot FX rate. The respective amounts are then converted back to CHF applying the average 2020 FX rate from the period against which the FX impact is measured. Average FX rates apply a straight line average of monthly FX rates for major currenciesWealth Management businesses include SUB PC, IWM and APAC and related figures refer to their combined resultsWealth Management-related businesses include SUB, IWM, APAC and AM and related figures refer to their combined resultsClient Business Volume includes assets under management, custody assets and net loansCustody assets includes assets under custody and commercial assetsGreensill refers to Greensill Capital (UK) Ltd. or one of its affiliates Specific notes† Prior to 3Q20, regulatory capital was calculated as the worst of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital (a non-GAAP financial measure) was calculated using income / (loss) after tax and assumed a tax rate of 30%. In 3Q20, we updated our calculation approach, following which regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onwards. For periods in 2020, for purposes of calculating Group return on regulatory capital, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2020. For the Investment Bank division, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.‡ Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders’ equity. Tangible shareholders’ equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders’ equity. Tangible book value per share, a non-GAAP financial measure, is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that tangible shareholders’ equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.For end-2Q20, tangible shareholders’ equity excluded goodwill of CHF 4,676 mn and other intangible assets of CHF 273 mn from total shareholders’ equity of CHF 46,535 mn as presented in our balance sheet. For end-1Q21, tangible shareholders’ equity excluded goodwill of CHF 4,644 mn and other intangible assets of CHF 239 mn from total shareholders’ equity of CHF 44,590 mn as presented in our balance sheet.For end-2Q21, tangible shareholders’ equity excluded goodwill of CHF 4,588 mn and other intangible assets of CHF 245 mn from total shareholders’ equity of CHF 43,580 mn as presented in our balance sheet.AbbreviationsACL = Allowance for credit losses; Adj. = Adjusted; AM = Asset Management; APAC = Asia Pacific; AuC = Assets under Custody; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; BoD = Board of Directors; bps = basis points; C&IC = Corporate & Institutional Clients; CBV = Client Business Volume; CC = Corporate Center; CECL = Current Expected Credit Losses; CET1 = Common Equity Tier 1; CM&A = Capital Markets & Advisory and other fees; Corp. = Corporate; COVID-19 = Coronavirus disease 2019; Ctr. = Center; ECM = Equity Capital Markets; ESG = Environmental, Social and Governance; ex- = excluding; ExB = Executive Board; excl. = excluding; FINMA = Swiss Financial Market Supervisory Authority; FX = Foreign Exchange; FXC = FX Constant; GAAP = Generally Accepted Accounting Principles; GTS = Global Trading Solutions; IB = Investment Bank; Inv. = Investment; IWM = International Wealth Management; M&A = Mergers & Acquisitions; MCN = Mandatory Convertible Note; MtM = Marked to Market; NAB = Neue Aargauer Bank; NAV = Net asset value; NNA = Net New Assets; NZBA = Net-Zero Banking Alliance; OpRisk = Operational risk; PB = Private Banking; PC = Private Clients; Perf. = performance; pp. = percentage points; prov. = provisions; PTI = Pre-tax income; QoQ = Quarter on Quarter; rev. = revenues; RM = Relationship Manager; RoRC = Return on Regulatory Capital; RWA = Risk-weighted assets; SCFF = Supply Chain Finance Funds; sign. = significant; SRI = Sustainability, Research & Investment Solutions; SUB = Swiss Universal Bank; TBVPS = Tangible Book Value Per Share; U/HNW = (Ultra) High Net Worth; vs. = versus; WM = Wealth Management; YoY = Year on year;

 July 29, 2021  14

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)
Date: July 29, 2021
By:
/s/ Thomas Gottstein                                 /s/ David R. Mathers
      Thomas Gottstein                                       David R. Mathers
      Chief Executive Officer                               Chief Financial Officer